SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and Consolidated Quarterly Information Form (ITR) for the quarter ended

September 30, 2016

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2016

with Independent Auditors’ Report on their review of the quarterly information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated quarterly information form (ITR)

September 30, 2016

Contents

Message from Management	01
Report of the statutory audit committee (CAE)	06
Declaration of the officers on the quarterly information form (ITR)	07
Declaration of the officers on the independent auditors’ review report	08
Report on the review of the quarterly information	09

Individual quarterly information form (ITR)

Statements of financial position	11
Statements of income	13
Statements of comprehensive income	14
Statements of changes in equity	15
Statements of cash flows	17
Value added statements	18

Consolidated quarterly information form (ITR)

Statements of financial position	19
Statements of income	21
Statements of comprehensive income	22
Statements of changes in equity	23
Statements of cash flows	25
Value added statements	27

Notes to the quarterly information form (ITR)	28

Message from Management

GOL posted an operating margin of 9.7% in 3Q16, accompanied by an operating result (EBIT) of R$232.6 million, due to the rationalization of capacity, which reduced the number of seats available for sale by 20.1%, leading to a 1.5% increase in yield, and the strict control over costs, which fell by 12.6%. In the year through September, EBIT was R$498.3 million, with a margin of 6.9%, and net income reached R$1.1 billion, representing a margin of 15.7%.

Aiming to ensure a better flight experience for our customers, in August 2016 we launched the GOL Premium Lounge in Guarulhos International Airport in São Paulo. The new VIP lounge has modern and distinctive spaces specially designed to provide clients with increased ease and convenience. We will be inaugurating two more lounges, in the Galeão Airport in Rio de Janeiro, by 1Q17.

On October 4, we undertook the first commercial flight in South America with internet on board on the Congonhas-Brasilia-Congonhas route. The Company's entire fleet will be equipped with this service by October 2018.

We announced the expansion of our codeshare agreement with Copa Airlines and Aeromexico, as well as a new partnership with Emirates. As a result, passengers served by these companies will only have to check-in themselves and their baggage once and will be able to take advantage of an extensive route network. Customers will also benefit from being able to accumulate miles and redeem tickets through loyalty programs.

We deepened our activities with Smiles in order to provide more benefits and amenities to customers, exemplified by the expansion of miles accumulation to promotional fares. In addition, customers entitled to a category upgrade during the year and who accumulate more qualifying miles than necessary will be entitled to carry the surplus forward to the following year, helping them maintain their category or possibly entitling them to a new upgrade.

We concluded our service to the Olympic Summer Games held in Rio de Janeiro in August and September with absolute success. All in all, we carried more than 7,200 athletes, 5,604 passengers with passengers with reduced mobility or special needs and 49 delegations. The launch of the accessibility ramp, the improvements in our processes and procedures and the excellence of our service, as well as the high level of security in our operations represent the medals we won in the Games and which we will wear with great pride!

I would like to thank all the organizations and our Team of Eagles who played a vital role in helping us get through this period of rapid economic change. We are convinced we will arise from this arduous and complex process even stronger, more efficient and fully prepared for a new cycle in Brazil’s economy.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and financial indicators

Traffic data - GOL	3Q16	3Q15	% Var.	9M16	9M15	% Var.
RPK GOL – Total	9,173	9,684	-5.3%	26,766	28,970	-7.6%
RPK GOL - Domestic	8,193	8,441	-2.9%	23,801	25,486	-6.6%
RPK GOL - International	980	1,243	-21.1%	2,966	3,484	-14.9%
ASK GOL – Total	11,502	12,321	-6.7%	34,529	37,224	-7.2%
ASK GOL – Domestic	10,188	10,650	-4.3%	30,536	32,376	-5.7%
ASK GOL - International	1,313	1,672	-21.4%	3,994	4,848	-17.6%
GOL Load Factor - Total	79.8%	78.6%	1.2 p.p	77.5%	77.8%	-0.3 p.p
GOL Load Factor - Domestic	80.4%	79.3%	1.2 p.p	77.9%	78.7%	-0.8 p.p
GOL Load Factor - International	74.6%	74.4%	0.3 p.p	74.3%	71.9%	2.4 p.p
Operational data	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Revenue Passengers - Pax on board ('000)	8,120.9	9,775.1	-16.9%	24,516.7	29,284.3	-16.3%
Aircraft Utilization (Block Hours/Day)	11.4	11.2	2.2%	11.0	11.3	-3.5%
Departures	62,492	78,578	-20.5%	197,654	236,525	-16.4%
Average Stage Length (km)	1,081	936	15.6%	1,030	933	10.4%
Fuel consumption (mm liters)	341	387	-11.7%	1,038	1,160	-10.5%
Full-time employees (at period end)	15,136	16,702	-9.4%	15,136	16,702	-9.4%
Average Operating Fleet	112	128	-13.0%	119	128	-7.1%
Financial data	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Net YIELD (R$ cents)	22.89	22.54	1.5%	23.65	21.60	9.5%
Net PRASK (R$ cents)	18.25	17.72	3.0%	18.33	16.81	9.0%
Net RASK (R$ cents)	20.88	20.21	3.3%	20.86	19.14	9.0%
CASK (R$ cents)	18.84	20.13	-6.4%	19.40	19.37	0.2%
CASK ex-fuel (R$ cents)	13.04	13.45	-3.1%	13.56	12.84	5.6%
CASK (R$ cents) adjusted4	18.96	20.12	-5.7%	20.00	19.42	3.0%
CASK ex-fuel (R$ cents) adjusted4	13.15	13.44	-2.1%	14.16	12.89	9.8%
Average Exchange Rate [1]	3.2460	3.5380	-8.3%	3.5519	3.1604	12.4%
End of period Exchange Rate [1]	3.2462	3.9729	-18.3%	3.2462	3.9729	-18.3%
WTI (avg. per barrel, US$) [2]	44.9	46.5	-3.4%	41.4	51.0	-18.8%
Price per liter Fuel (R$) [3]	1.96	2.13	-8.0%	1.94	2.10	-7.3%
Gulf Coast Jet Fuel (avg. per liter, US$)[2]	0.34	0.38	-11.0%	0.31	0.43	-26.5%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; *Certain variation calculations in this report may not match due to rounding..

Domestic market – GOL

      Domestic supply decreased by 4.3% in the quarter and 5.7% from January to September of 2016 compared to the same period of 2015, reflecting the network adjustments in May 2016 with the aim of reducing supply about 8% over the year.

      Domestic demand decreased by 2.9% in 3Q16 and 6.6% in 9M16, resulting in a domestic load factor of 80.4%, a increase of 1.2 p.p. compared to 3Q15, and 77.9%, a decrease of 0.8 p.p. compared to 9M15.

      GOL transported 7.7 million passengers in the domestic market in the quarter, representing a decrease of 16.9% when compared to the same period in 2015. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      GOL’s international supply decreased 21.4% in the quarter and 17.6% in 9M16, compared to 2015. International demand showed a decrease of 21.1% between July and September, registering load factor of 74.6%, and, in 9M16, a decrease of 14.9%, leading the international load factor to 74.3%.

      During the quarter, GOL transported 469.4 thousand passengers in the international market, 16.5% less than in 2015. For 9M16, the Company transported 1,431.6 thousand passengers, a decrease of 10.8% compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 20.5% and 16.4% in the third quarter and 9M16, respectively. The total number of seats available of the market fell 20.1% in 3Q16 and 16.2% in the nine months of 2016.

PRASK, Yield and RASK

      Net PRASK grew by 3.0% and 9.0%, RASK improved 3.3% and 9.0% and yield increased by 1.5% and 9.5%, in comparison with 3Q15 and 9M15, respectively.  It is worth noting the ASK decreased 6.7% in the quarter and 7.2% from January to September of 2016.

Capex

Capital expenditures for the nine-month period ended September 30, 2016, were a negative R$380.3 million, due to the postponement of aircraft deliveries in 2016 and 2017 and consequently return of cash. For more details on changes in property, plant and equipment, see Note 15 in the interim financial statements.

Operational fleet

Final	3Q16	3Q15	Var.	2Q16	Var.
Boeing 737-NGs	135	144	-9	139	-4
737-800 NG	102	107	-5	105	-3
737-700 NG	33	37	-4	34	-1
Opening for rent Type	3Q16	3Q15	% Var.	2Q16	% Var.
Financial Leasing (737-NG)	34	46	-12	37	-3
Operating Leasing	101	98	3	102	-1

                    *Non-operational

At the end of 3Q16, out of a total of 135 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. Of the 19 remaining aircraft, 11 were in the process of being returned to the lessors and 8 were sub-leased to other airlines.

GOL has 101 aircraft under operating leases and 34 under finance leases, 31 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.0 years at the end of 3Q16. In order to maintain this average low, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

The next B737 aircraft is expected to be received by the Company in July 2018.

Glossary of industry terms

|   AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|   AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|   AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|   AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|   BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|   BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|   BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|   CHARTER: a flight operated by an airline outside its normal or regular operations.

|   EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|   LESSOR: the party renting a property or other asset to another party, the lessee.

|   LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|   LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|   OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|   OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|   OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|   PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|   REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|   REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|   SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|   SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|   SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|   TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|   WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|   Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GLAI - GOL Linhas Aéreas Inteligentes S.A

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), the Company has the following ratings: CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GLAI. These are merely projections and, as such, are based exclusively on the expectations of GLAI’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GLAI’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Report of the statutory audit committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the period ended September 30, 2016. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, November 4, 2016.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Declaration of the officers on the quarterly information form (ITR)

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the quarterly information for the nine-month period ended September 30, 2016.

São Paulo, November 4, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Lark

Chief Financial and Investor Relations Officer

Declaration of the officers on the independent auditors’ review report

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the conclusions expressed in the independent auditors’ report on their review of the quarterly information for the nine-month period ended September 30, 2016.

São Paulo, November 4, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Lark

Chief Financial and Investor Relations Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2016, which comprises the balance sheet as at September 30, 2016 and the related income statement and statement of comprehensive income for the three and nine-month periods then ended, the statement of changes in equity and cash flow statement for the nine-month period then ended, including explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly narrower than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently , does not enable us to obtain assurance that we would become aware of all significant matters that might have be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing came to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Financial Information, consistently with the standards issued by the Brazilian Securities Commission (CVM).

Emphasis

As mentioned in the footnote No. 1, the Company's management has taken some investigative actions with the purpose of providing specific, concrete clarification on certain expenditure to companies under public authorities’ investigation. The actions for the investigation of such payments are still in progress, and at this time, we cannot predict the future developments arising from the research process conducted by public authorities, nor determine its possible effects on the information and / or financial statements. Our conclusion does not contain related caveat to this topic.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2016, prepared under the responsibility of management, the presentation of which in the interim financial information is required by rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR), and as supplementary information by IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall accompanying interim individual and consolidated interim financial information.

São Paulo, November 4, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position - Individual

As of September 30, 2016 and December 31, 2015 (In thousands of Brazilian reais - R$)

Line code	Line item	Current Year 09/30/2016	Prior Year 12/31/2015
1	Total assets	2,634,160	2,842,386
1.01	Current assets	86,507	683,732
1.01.01	Cash and cash equivalents	17,868	387,323
1.01.02	Short-term investments	52,011	195,293
1.01.06	Taxes recoverable	8,932	5,980
1.01.08	Other current assets	7,696	95,136
1.01.08.01	Assets non-current sale	-	59,324
1.01.08.01.01	Restricted cash	-	59,324
1.01.08.03	Others	7,696	35,812
1.02	Noncurrent assets	2,547,653	2,158,654
1.02.01	Long-term assets	1,938,733	962,616
1.02.01.06	Taxes	24,814	25,235
1.02.01.06.01	Deferred income tax and social contribution	7,941	7,952
1.02.01.06.02	Recoverable income tax and social contribution	16,873	17,283
1.02.01.08	Related-party transactions	1,842,296	882,641
1.02.01.08.04	Related-others party transactions	1,842,296	882,641
1.02.01.09	Other noncurrent assets	71,623	54,740
1.02.01.09.03	Deposits	38,115	31,281
1.02.01.09.04	Restricted cash	33,508	23,459
1.02.02	Investments	260,663	213,219
1.02.03	Property, plant and equipment	348,257	982,819

Statements of financial position - Individual

As of September 30, 2016 and December 31, 2015 (In thousands of Brazilian reais - R$)

Line code	Line item	Current Year 09/30/2016	Prior Year 12/31/2015
2	Total liabilities and equity	2,634,160	2,842,386
2.01	Current liabilities	230,189	136,027
2.01.01	Salaries, wages and benefits	309	384
2.01.01.02	Salaries, wages and benefits	309	384
2.01.02	Suppliers	2,072	6,873
2.01.03	Taxes payable	155	302
2.01.04	Short-term debt	227,599	127,598
2.01.05	Other liabilities	54	870
2.01.05.02	Others	54	870
2.01.05.02.04	Other liabilities	54	870
2.02	Noncurrent liabilities	5,914,846	7,252,821
2.02.01	Short-term debt	2,968,555	4,238,782
2.02.02	Other liabilities	21,405	27,237
2.02.02.01	Liabilities with related-parties	21,405	27,237
2.02.04	Provisions	2,924,886	2,986,802
2.02.04.02	Others provisions	2,924,886	2,986,802
2.02.04.02.04	Loss on investment	2,924,886	2,986,802
2.03	Shareholder’s equity	(3,510,875)	(4,546,462)
2.03.01	Issued capital	3,037,820	3,038,215
2.03.01.01	Capital	3,080,110	3,080,110
2.03.01.02	Cost on issued shares	(42,290)	(41,895)
2.03.02	Capital reserves	188,814	179,288
2.03.02.01	Premium on issue of shares	20,725	27,882
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(13,900)	(22,699)
2.03.02.07	Share-based payments	111,010	103,126
2.03.05	Acumulated losses	(7,321,009)	(8,275,405)
2.03.06	Equity valuation adjustments	583,500	511,440
2.03.06.01	Equity valuation adjustments	(109,708)	(178,939)
2.03.06.02	Change in equity through public offer	693,208	690,379

The accompanying notes are an integral part of the quarterly information.

Statements of income - Individual Three- and nine-month periods ended September 30, 2016 and 2015 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015
3.04	Operating expenses/revenues	(234,026)	246,908	(1,467,315)	(2,174,207)
3.04.02	General and administrative expenses	802	(6,332)	(2,773)	(8,573)
3.04.04	Other operating income	24,836	247,961	(1,630)	16,523
3.04.05	Other operating revenue	-	-	(1,630)	-
3.04.06	Equity in subsidiaries	(259,664)	5,279	(1,462,912)	(2,182,157)
3.05	Result before income taxes and financial result	(234,026)	246,908	(1,467,315)	(2,174,207)
3.06	Financial result	233,152	707,499	(704,209)	(1,090,972)
3.06.01	Financial income	325,474	996,264	6,913	11,847
3.06.01.01	Financial income	316,665	362,093	6,913	11,847
3.06.01.02	Exchange variation, net	8,809	634,171	-	-
3.06.02	Financial expenses	(92,322)	(288,765)	(711,122)	(1,102,819)
3.06.02.01	Financial expenses	(92,322)	(288,765)	(76,190)	(193,354)
3.06.02.02	Exchange variation, net	-	-	(634,932)	(909,465)
3.07	Loss before income taxes	(874)	954,407	(2,171,524)	(3,265,179)
3.08	Income taxes	(11)	(11)	(7,289)	(14,101)
3.08.01	Current	-	-	(5,100)	(9,865)
3.08.02	Deferred	(11)	(11)	(2,189)	(4,236)
3.09	Net result from continued operations	(885)	954,396	(2,178,813)	(3,279,280)
3.11	Profit for the period	(885)	954,396	(2,178,813)	(3,279,280)

The accompanying notes are an integral part of the quarterly information.

Statements of comprehensive  income - Individual

Three- and nine-month periods ended September 30, 2016 and 2015 (In thousands of Brazilian reais - R$)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015
4.01	Net loss for the period	(885)	954,396	(2,178,813)	(3,279,280)
4.02	Other Comprehensive Income	90,577	69,231	(68,170)	(70,882)
4.02.01	Cash flow hedges	137,238	104,895	(103,288)	(107,398)
4.02.02	Tax effect	(46,661)	(35,664)	35,118	36,516
4.03	Comprehensive loss for the period	89,692	1,023,627	(2,246,983)	(3,350,162)

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity – Individual Nine-month period ended September 30, 2016 (In thousands of Brazilian reais - R$)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	3,038,215	869,667	(8,275,405)	(178,939)	(4,546,462)
5.03	Adjusted balance	3,038,215	869,667	(8,275,405)	(178,939)	(4,546,462)
5.04	Shareholders capital transactions	(395)	2,829	-	-	2,434
5.04.08	Cost of issued shares	(395)	-	-	-	(395)
5.04.09	Gains on change on investment	-	2,829	-	-	2,829
5.05	Total comprehensive income/loss	-	9,526	954,396	69,231	1,033,153
5.05.01	Net loss for the period	-	-	954,396	-	954,396
5.05.02	Other Comprehensive Income	-	9,526	-	69,231	78,757
5.05.02.06	Other comprehensive result, net	-	-	-	69,231	69,231
5.05.02.07	Stock Options	-	9,526	-	-	9,526
5.07	Closing balance	3,037,820	882,022	(7,321,009)	(109,708)	(3,510,875)

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity – Individual Nine-month period ended September 30, 2015 (In thousands of Brazilian reais - R$)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.03	Adjusted balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.04	Stockholder’s capital transactions	453,722	13,478	-	-	467,200
5.04.01	Capital increase	461,273	-	-	-	461,273
5.04.02	Cost on share issue	(7,589)	-	-	-	(7,589)
5.04.08	Stock options exercised	-	10,262	-	-	10,262
5.04.09	Capital increase for exercise of stock option	38	-	-	-	38
5.04.10	Gain on dilution of equity interest	-	3,216	-	-	3,216
5.05	Total comprehensive loss	-	-	(3,279,280)	(70,882)	(3,350,162)
5.05.01	Net loss for the period	-	-	(3,279,280)	-	(3,279,280)
5.05.02	Other comprehensive loss	-	-	-	(70,882)	(70,882)
5.05.02.07	Other comprehensive result, net	-	-	-	(70,882)	(70,882)
5.07	Closing balance	3,035,635	866,413	(7,093,802)	(209,595)	(3,401,349)

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity – Individual Nine-month period ended September 30, 2016 (In thousands of Brazilian reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
6.01	Net cash generated (used) in operating activities	348,107	(44,214)
6.01.01	Cash flows from operating activities	(438,896)	3,275,855
6.01.01.02	Deferred taxes	11	4,236
6.01.01.03	Equity in subsidiaries	(5,279)	2,182,157
6.01.01.04	Share-based Payments	775	3,392
6.01.01.05	Exchange and monetary variations, net	(426,285)	914,981
6.01.01.06	Interest on loans	171,651	171,089
6.01.01.10	Results of exchange offer	174,394	-
6.01.01.11	Write-off property, plant and equipment and intangible assets	104,287	-
6.01.02	Changes assets and liabilities	(167,393)	(40,789)
6.01.02.01	Deposits	(6,834)	(4,827)
6.01.02.04	Taxes payable	(147)	5,979
6.01.02.05	Interest paid	(306,780)	(176,901)
6.01.02.06	Income taxes paid	-	(4,364)
6.01.02.08	Suppliers	(4,801)	9,287
6.01.02.11	Other assets	29,723	65,382
6.01.02.12	Financial applications used for trading	121,521	64,824
6.01.02.13	Salaries, wages and benefits	(75)	(169)
6.01.03	Others	954,396	(3,279,280)
6.01.03.01	Net loss for the year	954,396	(3,279,280)
6.02	Net cash generated (used) in investing activities	(641,612)	(858,474)
6.02.02	Restricted cash	49,275	(5,714)
6.02.03	Advances for property, plant and equipment acquisition	507,398	(146,252)
6.02.06	Related-party transactions	(1,162,406)	(249,434)
6.02.07	Capital increase on subsidiary	(191,587)	(570,321)
6.02.08	Dividends received by subsidiary	155,708	113,247
6.03	Net cash generated (used) by financing activities	(76,923)	1,444,085
6.03.01	Shares to be issued	-	(51)
6.03.02	Loan funding	-	1,147,602
6.03.03	Credit with related parties	-	(157,239)
6.03.04	Capital increase	-	461,362
6.03.05	Cost of issued shares	(395)	(7,589)
6.03.06	Loan and lease payment	(50,298)	-
6.03.08	Cost loan funding	(26,230)	-
6.04	Exchange and monetary variations, net	973	96,831
6.05	Net increase (decrease) in cash and cash equivalents	(369,455)	638,228
6.05.01	Cash and cash equivalents at beginning of the period	387,323	459,364
6.05.02	Cash and cash equivalents at end of the period	17,868	1,097,592

Statements of value added – Individual Nine-month periods ended September 30, 2016 and 2015 (In thousands of Brazilian reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
7.01	Revenue	301,166	18,077
7.01.02	Other revenue	301,166	18,077
7.01.02.02	Other operating income	301,166	18,077
7.02	Acquired from third parties	(57,385)	(6,104)
7.02.02	Material, power, third-party services and other	(57,168)	(5,775)
7.02.04	Other	(217)	(329)
7.02.04.01	Commercial expenses	(217)	(329)
7.03	Gross value added	243,781	11,973
7.05	Added value produced	243,781	11,973
7.06	Value added received in transfer	411,380	(1,875,196)
7.06.01	Equity in subsidiaries	5,279	(2,182,157)
7.06.02	Financial income	406,101	306,961
7.07	Total wealth for distribution	655,161	(1,863,223)
7.08	Wealth for distribution	655,161	(1,863,223)
7.08.01	Employees	2,128	3,997
7.08.01.01	Salaries	2,185	3,997
7.08.01.03	F.G.T.S.	(57)	-
7.08.02	Taxes	905	15,809
7.08.02.01	Federal Taxes	905	15,809
7.08.03	Third-party capital remuneration	(302,268)	1,396,251
7.08.03.01	Interest	(323,935)	1,396,251
7.08.03.03	Other	21,667	-
7.08.04	Owned capital remuneration	954,396	(3,279,280)
7.08.04.03	Loss for the period	954,396	(3,279,280)

The accompanying notes are an integral part of the quarterly information.

Statements of financial position – Consolidated As of September 30, 2016 and December 31, 2015 (In thousands of Brazilian reais - R$)

Line code	Line item	Current Year 09/30/2016	Prior Year 12/31/2015
1	Total assets	8,315,108	10,368,397
1.01	Current assets	1,948,772	2,461,566
1.01.01	Cash and cash equivalents	483,679	1,072,332
1.01.02	Short-term investments	374,488	551,044
1.01.02.01	Financial investments evaluated at fair value	374,488	551,044
1.01.02.01.03	Restricted cash	-	59,324
1.01.02.01.04	Short-term investments	374,488	491,720
1.01.03	Accounts receivable	680,649	462,620
1.01.04	Inventory	181,116	199,236
1.01.06	Taxes recoverable	50,128	58,074
1.01.08	Other current assets	178,712	118,260
1.01.08.03	Others	178,712	118,260
1.01.08.03.03	Other credits	174,460	116,494
1.01.08.03.04	Rights on derivatives transactions	4,252	1,766
1.02	Noncurrent assets	6,366,336	7,906,831
1.02.01	Long-term assets	1,636,941	1,917,188
1.02.01.06	Taxes	178,236	181,173
1.02.01.06.01	Deferred income tax and social contribution	106,771	107,788
1.02.01.06.02	Recoverable income tax and social contribution	71,465	73,385
1.02.01.09	Other noncurrent assets	1,458,705	1,736,015
1.02.01.09.03	Restricted cash	289,904	676,080
1.02.01.09.04	Deposits	1,164,028	1,020,074
1.02.01.09.05	Other credits	4,773	39,861
1.02.02	Investments	13,787	18,424
1.02.03	Property, plant and equipment	2,974,578	4,256,614
1.02.03.01	Property, plant and equipment in operation	1,548,041	2,174,641
1.02.03.01.01	Other flight equipments	1,282,309	1,419,596
1.02.03.01.02	Advances for property, plant and equipment acquisition	147,422	623,843
1.02.03.01.04	Others	118,310	131,202
1.02.03.02	Property, plant and equipment under leasing	1,426,537	2,081,973
1.02.03.02.01	Property, plant and equipment under financial leasing	1,426,537	2,081,973
1.02.04	Intangible	1,741,030	1,714,605
1.02.04.01	Intangible	1,198,728	1,172,303
1.02.04.02	Goodwill	542,302	542,302

Statements of financial position – Consolidated As of September 30, 2016 and December 31, 2015 (In thousands of Brazilian reais - R$)

Line code	Line item	Current Year 09/30/2016	Prior Year 12/31/2015
2	Total liabilities and equity	8,315,108	10,368,397
2.01	Current liabilities	4,691,886	5,542,008
2.01.01	Salaries,wages and benefits	273,668	250,635
2.01.01.02	Salaries,wages and benefits	273,668	250,635
2.01.02	Suppliers	812,476	900,682
2.01.03	Taxes payable	133,328	118,957
2.01.04	Short-term debt	742,562	1,396,623
2.01.05	Other liabilities	2,614,096	2,668,403
2.01.05.02	Others	2,614,096	2,668,403
2.01.05.02.04	Taxes and landing fees	287,161	313,656
2.01.05.02.05	Advance ticket sales	1,161,462	1,206,655
2.01.05.02.06	Mileage program	790,510	770,416
2.01.05.02.07	Advances from customers	88,196	13,459
2.01.05.02.08	Other liabilities	128,363	222,774
2.01.05.02.09	Derivatives	158,404	141,443
2.01.06	Provisions	115,756	206,708
2.02	Noncurrent liabilities	6,860,236	9,148,829
2.02.01	Short-term debt	5,603,233	7,908,303
2.02.02	Other liabilities	322,231	331,606
2.02.02.02	Others	322,231	331,606
2.02.02.02.03	Mileage program	231,906	221,242
2.02.02.02.04	Taxes payable	41,973	39,054
2.02.02.02.05	Other liabilities	48,352	71,310
2.02.03	Taxes	284,983	245,355
2.02.03.01	Deferred income tax and social contribution	284,983	245,355
2.02.04	Provisions	649,789	663,565
2.03	Shareholder’s equity	(3,237,014)	(4,322,440)
2.03.01	Issued capital	2,924,492	2,924,887
2.03.01.01	Capital	3,080,110	3,080,110
2.03.01.02	Cost on issued shares	(155,618)	(155,223)
2.03.02	Capital reserves	188,814	179,288
2.03.02.01	Premium on issue of shares	20,725	27,882
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(13,900)	(22,699)
2.03.02.07	Share-based payments	111,010	103,126
2.03.05	Profits/losses acumulated	(7,207,681)	(8,162,077)
2.03.06	Equity valuation adjustments	583,500	511,440
2.03.06.01	Equity valuation adjustments	(109,708)	(178,939)
2.03.06.02	Change in equity through public offer	693,208	690,379
2.03.09	Non-controlling interests	273,861	224,022

Statements of income – Consolidated

Three- and nine-month periods ended September 30, 2016 and 2015

(In thousands of Brazilian reais - R$)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015
3.01	Sales and services revenue	2,401,419	7,203,301	2,489,645	7,125,950
3.01.01	Passenger	2,099,353	6,329,157	2,182,965	6,257,196
3.01.02	Cargo and other	302,066	874,144	306,680	868,754
3.02	Cost of sales and/or services	(1,803,530)	(5,740,087)	(2,019,001)	(5,975,179)
3.03	Gross profit	597,889	1,463,214	470,644	1,150,771
3.04	Operating expenses/revenues	(363,926)	(960,167)	(461,781)	(1,239,206)
3.04.01	Sales expenses	(213,459)	(636,037)	(291,378)	(732,666)
3.04.01.01	Marketing expenses	(213,459)	(636,037)	(291,378)	(732,666)
3.04.02	General and administrative expenses	(186,762)	(547,006)	(168,051)	(519,694)
3.04.04	Other operating income	36,295	222,876	-	16,523
3.04.05	Other operating expenses	-	-	(1,630)	-
3.04.06	Equity in subsidiaries	(1,397)	(4,715)	(722)	(3,369)
3.05	Result before income taxes and financial result	232,566	498,332	8,863	(88,435)
3.06	Financial result	(100,864)	828,435	(1,702,570)	(2,552,641)
3.06.01	Financial income	352,161	1,886,720	61,879	271,638
3.06.01.01	Financial income	352,161	489,017	61,879	271,638
3.06.01.02	Exchange variation, net	-	1,397,703	-	-
3.06.02	Financial expenses	(453,025)	(1,058,285)	(1,764,449)	(2,824,279)
3.06.02.04	Exchange variation, net	(35,588)	-	(1,440,615)	(2,009,109)
3.06.02.05	Financial expenses	(417,437)	(1,058,285)	(323,834)	(815,170)
3.07	Loss before income taxes	131,702	1,326,767	(1,693,707)	(2,641,076)
3.08	Income taxes	(65,799)	(194,220)	(439,856)	(520,130)
3.08.01	Current	(65,000)	(189,238)	(62,639)	(150,762)
3.08.02	Deferred	(799)	(4,982)	(377,217)	(369,368)
3.09	Result from continuing operations, net	65,903	1,132,547	(2,133,563)	(3,161,206)
3.11	Profits / Losses Acumulated	65,903	1,132,547	(2,133,563)	(3,161,206)
3.11.01	Assigned to Company Partners Company	(885)	954,396	(2,178,813)	(3,279,280)
3.11.02	Attributable to non-controlling Company’ shareholders	66,788	178,151	45,250	118,074

Statements of comprehensive income – Consolidated

Three- and nine-month periods ended September 30, 2016 and 2015

(In thousands of Brazilian reais - R$)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015
4.01	Net loss for the period	65,903	1,132,547	(2,133,563)	(3,161,206)
4.02	Other Comprehensive Income	90,577	69,231	(68,170)	(70,882)
4.02.01	Cash flow hedges	137,238	104,895	(103,288)	(107,398)
4.02.02	Tax effect	(46,661)	(35,664)	35,118	36,516
4.03	Comprehensive income/loss for the period	156,480	1,201,778	(2,201,733)	(3,232,088)
4.03.01	Assigned to Company Partners Company	89,692	1,023,627	(2,246,983)	(3,350,162)
4.03.02	Attributable to non-controlling Company’ shareholders	66,788	178,151	45,250	118,074

Statements of changes in equity – Consolidated

Nine-month period ended September 30, 2016

(In thousands of Brazilian reais - R$)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total Equity (deficit)
5.01	Opening balance	2,924,887	869,667	(8,162,077)	(178,939)	(4,546,462)	224,022	(4,322,440)
5.03	Adjusted balance	2,924,887	869,667	(8,162,077)	(178,939)	(4,546,462)	224,022	(4,322,440)
5.04	Shareholders capital transactions	(395)	2,829	-	-	2,434	(128,737)	(126,303)
5.04.06	Distributed dividends	-	-	-	-	-	(123,766)	(123,766)
5.04.08	Capital Increase for exercise of Stock Option	-	-	-	-	-	3,723	3,723
5.04.09	Cost of issued shares	(395)	-	-	-	(395)	-	(395)
5.04.11	Of equity interest dilution effects	-	2,829	-	-	2,829	-	2,829
5.04.13	Interest on equity paid in advance	-	-	-	-	-	(8,694)	(8,694)
5.05	Total comprehensive income/loss	-	9,526	954,396	69,231	1,033,153	178,576	1,211,729
5.05.01	Net loss for the period	-	-	954,396	-	954,396	178,151	1,132,547
5.05.02	Other Comprehensive Income	-	9,526	-	69,231	78,757	425	79,182
5.05.02.06	Other Comprehensive Income, net	-	-	-	69,231	69,231	-	69,231
5.05.02.07	Stock Options	-	9,526	-	-	9,526	425	9,951
5.07	Closing balance	2,924,492	882,022	(7,207,681)	(109,708)	(3,510,875)	273,861	(3,237,014)

Statements of changes in equity – Consolidated

Nine-month period ended September 30, 2015

(In thousands of Brazilian reais - R$)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total Equity (deficit)
5.01	Opening balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.03	Adjusted balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.04	Stockholder’s capital transactions	453,722	13,478	-	-	467,200	(90,527)	376,673
5.04.01	Capital increase	461,273	-	-	-	461,273	-	461,273
5.04.02	Cost of issued shares	(7,589)	-	-	-	(7,589)	-	(7,589)
5.04.06	Dividend distributed	-	-	-	-	-	(96,127)	(96,127)
5.04.08	Stock options exercised	-	10,262	-	-	10,262	648	10,910
5.04.09	Capital increase for exercise of stock option	38	-	-	-	38	3,737	3,775
5.04.10	Gains on change on investment	-	3,216	-	-	3,216	1,215	4,431
5.05	Total comprehensive (loss) income	-	-	(3,279,280)	(70,882)	(3,350,162)	118,074	(3,232,088)
5.05.01	Net loss for the period	-	-	(3,279,280)	-	(3,279,280)	118,074	(3,161,206)
5.05.02	Other comprehensive income (loss)	-	-	-	(70,882)	(70,882)	-	(70,882)
5.05.02.08	Other comprehensive results, net	-	-	-	(70,882)	(70,882)	-	(70,882)
5.07	Closing balance	2,922,307	866,413	(6,980,474)	(209,595)	(3,401,349)	212,960	(3,188,389)

Statements of cash flows - Consolidated Nine-month period ended September 30, 2016 (In thousands of Brazilian reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
6.01	Net cash generated (used) in operating activities	(384,124)	(87,494)
6.01.01	Cash flows from operating activities	(277,347)	2,854,781
6.01.01.01	Depreciation and amortization	325,758	302,645
6.01.01.02	Allowance for doubtful accounts	10,642	28,266
6.01.01.03	Provisions tax social security labor and civil	126,473	33,314
6.01.01.05	Provision for inventory obsolescence	-	(488)
6.01.01.06	Deferred taxes	4,982	369,368
6.01.01.07	Share-based Payments	9,951	10,910
6.01.01.08	Exchange and monetary variations, net	(1,100,939)	1,635,652
6.01.01.09	Interest on loans, financial lease and amortization of costs on loans	489,975	448,839
6.01.01.10	Unrealized hedge results, net	(2,442)	11,230
6.01.01.15	Write-off property, plant and equipment and intangible assets	130,850	4,889
6.01.01.16	Profit share plan provision	8,119	6,787
6.01.01.17	Equity in subsidiaries	4,715	3,369
6.01.01.19	Losses from capital increase in associate Company	1,368	-
6.01.01.20	Result from Exchange Offer	(286,799)	-
6.01.02	Changes assets and liabilities	(1,239,324)	218,931
6.01.02.01	Accounts receivable	(228,671)	(154,771)
6.01.02.02	Inventory	18,120	(41,598)
6.01.02.03	Deposits	(279,319)	80,931
6.01.02.05	Other assets (liabilities )	(102,324)	(61,121)
6.01.02.06	Suppliers	(111,249)	(17,486)
6.01.02.07	Advance ticket sales	(45,193)	184,807
6.01.02.08	Advances from customers	74,737	57,074
6.01.02.09	Salaries, Wages and Benefits	14,914	27,499
6.01.02.10	Taxes and landing fees	(26,495)	20,032
6.01.02.11	Taxes payable	(138,150)	174,090
6.01.02.12	Provisions	(190,266)	(17,284)
6.01.02.14	Interest paid	(561,298)	(479,168)
6.01.02.15	Income tax paid	155,440	(163,108)
6.01.02.17	Mileage program	30,758	163,650
6.01.02.19	Derivatives	121,812	(42,190)
6.01.02.20	Short-term investments	27,860	487,574
6.01.03	Others	1,132,547	(3,161,206)
6.01.03.01	Net profit (loss) for the period	1,132,547	(3,161,206)
6.02	Net cash generated (used) in investing activities	796,029	(768,121)
6.02.02	Restricted Cash	405,990	(95,909)
6.02.04	Intangible	(22,397)	(25,831)
6.02.05	Property, Plant and Equipment	(99,515)	(340,695)
6.02.06	Advances for property, plant and equipment acquisition	453,543	(187,174)
6.02.07	Dividends received through subsidiary	1,993	1,302
6.02.08	Short-term investments	59,854	(119,814)
6.02.09	Capital increase from non-controlling shareholders	(3,439)	-
6.03	Net cash generated (used) by financing activities	(983,127)	1,057,023

Statements of cash flows - Consolidated Nine-month period ended September 30, 2016 (In thousands of Brazilian reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
6.03.01	Costs on Exchange offer	(26,230)	-
6.03.02	Loan funding, net of issuance costs	-	2,567,820
6.03.03	Loan payments	(496,053)	(1,576,845)
6.03.04	Capital increase	-	465,099
6.03.06	Finance lease payments	(306,487)	(295,284)
6.03.10	Cost of issued shares	(395)	(7,589)
6.03.11	Shares to be issued	-	(51)
6.03.12	Dividends paid to non-controlling shareholders	(153,962)	(96,127)
6.04	Exchange and monetary variations, net	(17,431)	352,714
6.05	Net increase (decrease) in cash and cash equivalents	(588,653)	554,122
6.05.01	Cash and cash equivalents at beginning of the period	1,072,332	1,898,773
6.05.02	Cash and cash equivalents at end of the period	483,679	2,452,895

Value added statements - Consolidated Nine-month period ended September 30, 2016 (In thousands of Brazilian reais - R$)

		Current Year	Prior Year
Line code	Line item	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015
7.01	Revenue	8,023,342	7,686,372
7.01.02	Other revenue	8,019,101	7,649,228
7.01.02.01	Passengers, cargo and other	7,685,282	7,561,951
7.01.02.02	Other operating income	333,819	87,277
7.01.04	Allowance/reversal for doubtful accounts	4,241	37,144
7.02	Acquired from third parties	(4,688,724)	(5,204,187)
7.02.02	Material, power, third-party services and other	(2,209,047)	(2,209,274)
7.02.04	Others	(2,479,677)	(2,994,913)
7.02.04.01	Suppliers of fuel and lubrificants	(2,061,726)	(2,490,298)
7.02.04.02	Aircraft insurance	(26,091)	(21,543)
7.02.04.03	Sales and advertising	(391,860)	(483,072)
7.03	Gross value added	3,334,618	2,482,185
7.04	Retentions	(325,758)	(302,645)
7.04.01	Depreciation, amortization and exhaustion	(325,758)	(302,645)
7.05	Added value produced	3,008,860	2,179,540
7.06	Value added received in transfer	2,323,738	2,890,863
7.06.01	Equity in subsidiaries	(4,715)	(3,369)
7.06.02	Financial income	2,328,453	2,894,232
7.07	Total wealth for distribution	5,332,598	5,070,403
7.08	Wealth for distribution	5,332,598	5,070,403
7.08.01	Employees	1,106,380	1,143,298
7.08.01.01	Salaries	915,697	944,539
7.08.01.02	Benefits	113,253	121,569
7.08.01.03	F.G.T.S.	77,430	77,190
7.08.02	Taxes	694,497	972,891
7.08.02.01	Federal Taxes	666,597	950,592
7.08.02.02	State taxes	26,501	20,972
7.08.02.03	Municipal Taxes	1,399	1,327
7.08.03	Third-party capital remuneration	2,399,174	6,115,420
7.08.03.01	Interest	1,405,291	5,370,745
7.08.03.02	Rent	921,816	712,987
7.08.03.03	Other	72,067	31,688
7.08.04	Return on own capital	1,132,547	(3,161,206)
7.08.04.01	Interest on equity paid in advance	8,694	-
7.08.04.03	Loss for the period	945,702	(3,279,280)
7.08.04.04	Non-controlling interest	178,151	118,074

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

1.    Operations

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with Brazilian corporate legislation. The Company is engaged in controlling its subsidiaries: (i) Gol Linhas Aéreas S.A. (currently “GOL”, formerly “VRG” prior to the change in the corporate name on September 22, 2016), which essentially explores (a) the regular and nonregular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its By-laws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) the sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”) and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), and indirect parent Company of Webjet Participações S.A. (“Webjet”).

The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

On October 21, 2016, the Company announced that it has received requests from the IRS under a supervision to provide specific and concrete clarification of certain expenses incurred during the years 2012 and 2013. After these requests, the Company initiated an internal investigation and hired an independent external audit in order to perform a full investigation and clarification of the facts. The Company continues to cooperate with the IRS.

Based on the information available, considering the scope of the preliminary work of research, the Company’s Management estimates is that any impacts related to this issue would not have material effects in the Quarterly Financial Information - ITR for the quarter ended September 30, 2016.

Prospectively, investigative actions will continue to be performed by external parties of the Company. The Company will continue to monitor and support the process of investigation the competent authorities to completion, as well as assessing the internal measures to be taken to ensure that the investigation is carried out with the necessary scope and conducted by qualified and free from influence professionals.

1.1.   Short-term business plan

The Company has been severely affected by the devaluation of the Brazilian Real, since its costs denominated in U.S. dollars in 2015 accounted for approximately 50% against around 10% of revenues, even though this downward trend has been partly reversed during the nine-month period ended September 30, 2016. In addition, events such as the fall in Brazil’s GDP (shrinkage of the economy), oversupply in the market, and the worsening of the economic crisis, which has affected demand by corporate customers and government, have created a difficult situation for the Company’s operations.

To cope with these problems, the Company has reviewed its business plan and introduced strategies which, once in place, should be sufficient to guarantee its business continuity. The short-term strategy, aimed at recovering the operating margin in 2016 and 2017, and at keeping the Company solvent, is based on four pillars:

(a)   Liquidity initiatives: negotiations with strategic customers and suppliers to maintain short-term solvency, in particular through agreements to delay delivery of aircraft in the next few years, negotiating the advanced purchase of tickets by Smiles, extending maturity dates for payments to suppliers, and bringing forward payment of receivables from customers.

(b)   The Company has adjusted its flight network to focus on the more profitable routes. The Company began operating its new flight network in May 2016.

(c)   As a result of these changes, the Company is also working to reduce the number of aircraft used for its operations, so as to reduce the number of seats available and bring supply into line with demand in the domestic market. The Company anticipates returning at least 20 aircraft. These measures will lead to a significant reduction in fleet maintenance costs. The intention is to adjust the Company’s structure to sustainable levels.

(d)   Restructuring debt and leases, with an adjustment of the amounts of the lease agreements which form part of the Company’s indebtedness. The Company has engaged the services of Sky

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Works to revise existing lease agreements. In addition, during the nine-month period ended September 30, 2016, the Company terminated financial lease agreements for 10 aircraft early, 6 of which were converted into short and medium-term operating leases, as described in Note 15. As part of its debt structure adjustment, the Company also carried out a security swap offering, resulting in an effective reduction of US$101.7 million (R$332.8 million), as described in Note 17.

It should be noted that, however realistic the business plan, the political and economic uncertainties in Brazil may adversely affect the anticipated results. Additionally, the extreme volatility of the macroeconomic variables creates uncertainty and could jeopardize future results and the stability of the cash position.

Management is confident that the business plan it has drawn up and presented, which was approved by the Board of Directors on February 18, 2016, is the best chance for achieving business continuity. Management has been monitoring the plan constantly and believes that it can be performed and that, once completed, it will elevate the soundness of the Company to a level where it can respond more effectively to the volatile situation and to adverse events. Management believes that if these measures are not implemented, the profitability and solvency of the business may be compromised, and accordingly reaffirms its commitment to do whatever is necessary to ensure that the plan is executed and to achieve the anticipated results.

2.    Approval and summary of significant accounting policies applied in preparing the quarterly information

This quarterly information form was approved by the Board of Directors and had its publication authorized at a meeting held on November 4, 2016.

2.1.      Statement of compliance

The Company’s individual and consolidated quarterly information for the nine-month period ended September 30, 2016, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, and Accounting Pronouncement No. 21 (R1) “CPC 21”, which deals with interim statements, and the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

When preparing the quarterly information form, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the quarterly information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this quarterly information form is being demonstrated and corresponds to the information used by Management in the course of its duties, and is in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

2.2.      Basis of preparation

This quarterly information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

The individual and consolidated quarterly information does not include all the information or disclosures required in the individual and consolidated annual financial statements, and it should therefore be read in conjunction with the individual and consolidated financial statements for the year ended December 31, 2015, and approved on March 28, 2016, which were prepared in accordance with the accounting practices generally accepted in Brazil and the international financial reporting standards (IFRS). There were no changes between December 31, 2015, and September 30, 2016, in the accounting practices adopted, with the exception of the new standards, amendments and interpretations described in Note 2.3. The Company has not adopted in advance any standard, amendment or interpretation issued but not yet in force.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Shareholders’ equity shown in the individual and consolidated quarterly information is the same except for the interest of non-controlling shareholders in Smiles S.A., which appears in consolidated shareholders’ equity.

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					09/30/2016	12/31/2015
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GOL	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	Flight transportation	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	53.9	54.1
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/8/2013	Brazil	Frequent flyer program	Indirect	25.4	21.3

(*) These are entities constituted with the specific purpose of pursuing with the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. They have no management bodies and cannot take independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s financial statements.

2.3.      New standards, amendments and interpretations of standards

In 2014, the International Accounting Standards Board (IASB) issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 (CPC47 - under public hearing process) presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company is currently assessing the impacts of this standard to its financial statements.

In January 2016 (still without corresponding CPC), IASB issued a new accounting standard on lease classification, which impacts the classification of lessees. The standard eliminates the classification of leases into operating or finance for lessees, requiring the recognition of the corresponding assets and liabilities (except for contracts with a term lower than twelve months or immaterial value). The Company believes that this new standard will have material impacts on its financial statements, and is currently assessing said impacts. The Company continues to monitor the issue or change of other accounting pronouncements and believes that there have been no material changes.

3.    Seasonality

The Company expects revenues and operating profit or loss from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the year-end holiday period in the last fortnight of December. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating profits or losses across fiscal-year quarters.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

4.    Cash and cash equivalents

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Cash and bank deposits	16,797	369,924	132,499	629,638
Cash equivalents	1,071	17,399	351,180	442,694
	17,868	387,323	483,679	1,072,332

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Private bonds	285	17,018	171,448	207,997
Investment funds	786	381	179,732	234,697
	1,071	17,399	351,180	442,694

As of September 30, 2016, the private securities were comprised by private bonds (Bank Deposit Certificates - “CDBs”) and repos remunerated at post-fixed rates between 69% and 103% (75% and 103% as of December 31, 2015) of the Interbank Deposit Certificate rate ("CDI") paid on investments in financial institutions domiciled in Brazil.

Investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value.

5.    Short-term investments

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Private bonds	51,963	195,293	53,286	196,283
Government bonds	-	-	63,360	11,211
Investment funds	48	-	257,842	284,226
	52,011	195,293	374,488	491,720

As of September 30, 2016, the private bonds were represented by time deposits and financial letters with first-rate financial institutions, remunerated at a weighted average rate of 115% (110% as of December 31, 2015) of the CDI rate on short-term investments in institutions domiciled in Brazil and 92% in institutions not domiciled in Brazil.

Government bonds are primarily represented by LFT and NTN yielding an average 100% (98% as of December 31, 2015) of the CDI rate.

Investment funds include private and government bonds remunerated at a weighted average of 101% (83% as of December 31, 2015) of the CDI rate.

a

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

6.    Restricted cash

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Margin deposits for hedge transactions (a)	-	-	60,849	101,075
Escrow deposits with Banco Safra (b)	3,505	3,134	16,710	359,604
Escrow deposits with Bic Banco (c)	28,452	30,577	65,261	63,978
Escrow deposits - leases (d)	-	-	136,158	158,835
Escrow deposits - Citibank (e)	-	48,810	-	48,810
Other restricted deposits	1,551	262	10,926	3,102
	33,508	82,783	289,904	735,404

Current	-	59,324	-	59,324
Noncurrent	33,508	23,459	289,904	676,080

(a)   Denominated in U.S. dollars, remunerated by Libor rate (average remuneration of 0.5% p.a.).

(b)   In the nine-month period ended September 30, 2016, the Company repaid loans from Banco Safra and therefore redeemed the amount of R$117,618 related to GOL’s guaranteed operations and R$63,333 related to Webjet’s guaranteed operations. Additionally, the Company redeemed R$100,000 relating to Finimp transactions settled (see Note 17). The remaining amounts relate primarily to court deposits related to labor claims and Finimp agreements.

(c)   The amount of R$28,452 (parent company and consolidated) refers to a contractual guarantee for STJs related to PIS and Cofins on interest attributable to shareholders’ equity paid to GLAI as described in Note 21b. The other amounts relate to guarantees of GOL letters of credit.

(d)   Related to a letter of credit for aircraft operating leases from GOL.

(e)   The balance as of December 31, 2015 refers to additional escrow deposits with Delta Air Lines for issuing credit with surety. As of September 30, 2016, the Company had not exceeded the contractual limits that would require a deposit of this type, therefore the balance was fully redeemed.

7.    Trade Receivables

	Consolidated
	09/30/2016	12/31/2015
Local currency:
Credit card administrators	294,419	115,236
Travel agencies	226,920	248,644
Cargo agencies	36,031	31,916
Airline partner companies	3,971	3,056
Other	57,282	52,651
	618,623	451,503
Foreign currency:
Credit card administrators	55,986	32,725
Travel agencies	21,795	9,704
Cargo agencies	1,688	321
Airline partner companies	18,456	18,756
Other	10,249	-
	108,174	61,506
	726,797	513,009

Allowance for doubtful accounts	(46,148)	(50,389)
	680,649	462,620

The aging list of trade receivables is as follows:

	Consolidated
	09/30/2016	12/31/2015
Not yet due	599,424	420,194
Overdue until 30 days	16,442	14,253
Overdue 31 to 60 days	6,723	7,500
Overdue 61 to 90 days	11,838	3,376
Overdue 91 to 180 days	18,727	10,071
Overdue 181 to 360 days	21,115	21,199
Overdue above 360 days	52,528	36,416
	726,797	513,009

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	09/30/2016	12/31/2015
Balance at the beginning of the period	(50,389)	(83,837)
Additions	(10,642)	(39,287)
Write-off of unrecoverable amounts	6,597	57,514
Recoveries	8,286	15,221
Balance at the end of the period	(46,148)	(50,389)

8.    Inventories

	Consolidated
	09/30/2016	12/31/2015
Consumables	26,116	28,677
Parts and maintenance materials	160,597	176,804
Others	6,847	6,199
Provision for obsolescence	(12,444)	(12,444)
	181,116	199,236

The changes in provision for inventory obsolescence are as follows:

	Consolidated
	09/30/2016	12/31/2015
Balances at the beginning of the period	(12,444)	(12,858)
Additions	-	(2,273)
Write-off and reversal	-	2,687
Balances at the end of the period	(12,444)	(12,444)

9.    Deferred and recoverable taxes

9.1.   Recoverable taxes

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
ICMS	-	-	10,292	1,252
Prepaid and recoverable income and social contribution taxes	23,965	23,097	55,957	78,775
Withholding income tax (IRRF)	1,840	166	8,937	6,803
PIS and COFINS	-	-	23,925	17,465
Withholding tax of public institutions	-	-	7,053	14,378
Recoverable value added tax - IVA	-	-	14,088	11,252
Others	-	-	1,341	1,534
Total	25,805	23,263	121,593	131,459

Current assets	8,932	5,980	50,128	58,074
Noncurrent assets	16,873	17,283	71,465	73,385

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

9.2.   Deferred tax assets (liabilities) – Long term

	GLAI		GOL		Smiles		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Income tax losses	5,122	5,122	-	-	-	-	5,122	5,122
Negative basis of social contribution	1,844	1,844	-	-	-	-	1,844	1,844
Temporary differences:
Mileage program	-	-	3,230	5,422	-	-	3,230	5,422
Allowance for doubtful accounts and other credits	-	-	15,742	13,817	132	163	15,874	13,980
Provision for losses on GOL’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	975	986	15,026	11,076	244	456	16,245	12,518
Aircraft return	-	-	36,183	39,731	-	-	36,183	39,731
Derivatives classified in Other comprehensive income	-	-	56,516	92,180	-	-	56,516	92,180
Derivative transactions not settled	-	-	6,897	(4,454)	-	-	6,897	(4,454)
Tax benefit due to goodwill incorporation (a)	-	-	-	-	32,824	43,765	32,824	43,765
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(167,138)	(167,577)	-	-	(167,138)	(167,577)
Reversal of goodwill amortization on GOL’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	37,798	75,051	-	-	37,798	75,051
Other (b)	-	-	48,298	26,934	35,295	29,039	113,928	82,386
Total deferred income tax and social contribution taxes - noncurrent	7,941	7,952	(284,983)	(245,355)	68,495	73,423	(178,212)	(137,567)

(a)     Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)    The R$30,335 portion of taxes on unrealized profits from transactions between GOL and Smiles is recognized directly in "Consolidated" (R$26,413 as of December 31, 2015).

The Company and its directly held subsidiary GOL and indirectly held subsidiary Webjet show income tax losses and negative basis of social contribution on taxable income to be offset against 30% of annual taxable income, with no prescription period, in the following amounts:

	Parent Company		Directly held subsidiary		Indirectly held subsidiary (Webjet)
	(GLAI)		(GOL)
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Income tax losses	192,999	175,583	4,057,735	3,202,891	865,515	870,646
Negative basis of social contribution	192,999	175,583	4,057,735	3,202,891	865,515	870,646

The Company’s Management considers that the deferred assets and liabilities recognized as of September 30, 2016 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$66,605, of which R$65,620 is related to tax losses and negative base for social contribution and R$985 is related to temporary differences, with realization supported by the long-term plan of the Company. However, the Company assessed the projections of results and did not recognize the amount of R$58,653 related to credits on tax losses and negative base for social contribution.

GOL: GOL has tax-loss carryforward and negative calculation base for social contribution in the amount of R$1,379,630. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as the history of losses in recent years, GOL did not recognize tax-loss carryforward and negative calculation base for social contribution in their entirety. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of these credits. As a result, the Company did not recognize the net amount of R$548,720 of deferred income and social contribution taxes on temporary difference assets.

Smiles: Smiles does not have tax losses and negative calculation base for social contribution. Therefore, the deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, have an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods and, as a result, tax credits of R$294,275 have not been recorded.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

The reconciliation of effective income tax rates and social contribution charges for the three- and nine-month periods ended September 30, 2016 and 2015 is as follows:

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income (loss) before income and social contribution taxes	(874)	(2,171,524)	954,407	(3,265,179)
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	297	738,318	(324,498)	1,110,161
Adjustments to calculate the effective tax rate:
Equity results	(88,286)	(497,390)	1,795	(741,933)
Tax Income (losses) from wholly-owned subsidiaries	17,091	(23,386)	83,691	(56,281)
Nontaxable revenues (nondeductible expenses), net	(135)	(1)	(368)	17
Interest on equity	(3,449)	2,242	(3,449)	1,199
Exchange variation on foreign investments	69,651	-	248,742	(1,299)
Tax benefit on tax losses (not constituted)	4,820	(227,072)	(5,924)	(325,965)
Income tax on permanent differences and others	(11)	(7,289)	(11)	(14,101)

Current income and social contribution taxes	-	(5,100)	-	(9,865)
Deferred income and social contribution taxes	(11)	(2,189)	(11)	(4,236)
	(11)	(7,289)	(11)	(14,101)

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income (loss) before income and social contribution taxes	131,702	(1,693,707)	1,326,767	(2,641,076)
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	(44,779)	575,860	(451,101)	897,966
Adjustments to calculate the effective tax rate:
Equity results	(475)	(245)	(1,603)	(1,145)
Tax Income (losses) from wholly-owned subsidiaries	17,091	(24,048)	83,691	(57,705)
Income tax on permanent differences and others	207	429	488	221
Nontaxable revenues (nondeductible expenses), net	6,892	(48,397)	39,355	(89,300)
Exchange variation on foreign investments	72,391	(288,732)	250,717	(402,458)
Interest on equity	2,956	-	2,956	1,103
Tax benefit on tax losses and temporary differences not constituted	(75,576)	(654,723)	(306,682)	(868,812)
Changes in deferred taxes on temporary differences	(44,506)	-	187,959	-
Income and social contribution tax expenses	(65,799)	(439,856)	(194,220)	(520,130)

Current income and social contribution taxes	(65,000)	(62,639)	(189,238)	(150,762)
Deferred income and social contribution taxes	(799)	(377,217)	(4,982)	(369,368)
	(65,799)	(439,856)	(194,220)	(520,130)

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

10. Deposits

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Judicial deposits (a)	38,115	31,281	403,924	329,248
Maintenance deposits (b)	-	-	605,046	515,940
Deposits in guarantee for lease agreements (c)	-	-	155,058	174,886
	38,115	31,281	1,164,028	1,020,074

a)     Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the judicial deposits is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of September 30, 2016, the blocked amounts regarding Varig’s succession lawsuit and third-party lawsuits were R$95,030 and R$74,637, respectively (R$92,496 and R$75,406 as of December 31, 2015, respectively).

b)    Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with maintenance activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

c)     Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

11. Transactions with related parties

11.1.   Loan agreements - noncurrent assets and liabilities

       Parent Company

       The Company's asset and liability inter-company accounts with GOL have no sureties or guarantees, as shown in the table below:

	Assets		Liabilities
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
GLAI - GOL	34,662	61,711	-	(1,503)
GAC - GOL	278,190	98,085	(21,405)	(25,734)
Gol LuxCo - GOL	1,529,444	722,845	-	-
	1,842,296	882,641	(21,405)	(27,237)

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Additionally, the Parent company has inter-company accounts involving Gol LuxCo, Gol Finance and GAC, as shown below:

	Assets		Liabilities
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
GAC - GLAI	-	3,514	122,810	151,240
GAC - Gol Finance	-	-	1,083,054	1,297,931
Gol LuxCo - GAC	427,768	1,418,629	-	-
Gol LuxCo - Glai	-	795,232	22,984	880,438
Gol LuxCo - Gol Finance	844,760	-	711,620	-
	1,272,528	2,217,375	1,940,468	2,329,609

These transactions are eliminated in the Parent company's accounts since they took place in entities considered extensions of the Company's own operations.

11.2.   Transportation and consulting services

All agreements related to transportation and consulting services are held by GOL. The related parties for these services are:

Breda Transportes e Serviços S.A.: provides passenger and luggage transportation services between airports, and transportation of employees. Prices may be adjusted at 12-month intervals to hold for the same period through an amendment signed by the parties, annually adjusted based on the IGPM fluctuation (General Market Price Index from Getulio Vargas Foundation). This agreement is currently being renewed.

Expresso União Ltda.: provides transportation to employees. This agreement is currently being renewed.

Pax Participações S.A.: provides consulting and advisory services, and the agreement expires on April 30, 2017.

Vaud Participações S.A.: provides executive administration and management services, and the agreement expires on October 1, 2016.

In the nine-month period ended September 30, 2016, the GOL subsidiary recognized a total expense related to these services in the amount of R$7,851 (R$12,008 as of September 30, 2015). As of September 30, 2016, the balance payable to the 'related companies - suppliers' line item was R$1,072 (R$2,085 as of December 31, 2015), and was mainly related to services provided by Breda Transportes e Serviços S.A.

11.3.   Agreements to open UATP (“Universal Air Transportation Plan") account with credit limit granted

In September 2011, GOL entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of issuing credits to be used in the UATP (“Universal Air Transportation Plan") system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between participating companies.

11.4.   Financing contract for engine maintenance

              GOL has a line of funding for maintenance of engines services, which is drawn on by issuing Guaranteed Notes. As of September 30, 2016, GOL holds one series of Guaranteed Notes for maintenance of engines issued on March 13, 2015, maturing within three years. Delta Air Lines is the guarantor for the Guaranteed Notes.

As of September 30, 2016, the balance of engine maintenance funding recorded under "loans and borrowings" item was R$63,820 (R$136,885 as of December 31, 2015), as described in Note 17.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

In the nine-month period ended September 30, 2016, expenses incurred for engine maintenance services provided by Delta Air Lines amounted to R$58,443 (R$215,815 in the nine-month period ended September 30, 2015).

11.5.  Term loan guarantee

On August 31, 2015, through its Gol LuxCo subsidiary, the Company issued a term loan in the amount of US$300 million, with a term of 5 years and effective interest rate of 6.5% p.a. The Company had an additional backstop guarantee from Delta Air Lines, as per Note 17.

11.6.   Strategic business partnership

On February 19, 2014, the Company signed a strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of improving sales activities and expanding flight and benefits sharing through mileage programs between companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, which was fully paid to the Company on September 30, 2016. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of September 30, 2016, the Company has deferred revenues in the amount of R$22,430 and R$31,776 recorded under "Other liabilities" in the current and noncurrent liabilities, respectively (R$28,130 and R$48,599 as of December 31, 2015, in the current and noncurrent liabilities, respectively).

11.7.  Remuneration of key management personnel

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Salaries and benefits (*)	9,911	7,741	22,168	21,479
Related taxes and charges	1,065	1,201	3,185	4,057
Share-based payments	10,618	5,318	10,876	7,674
	21,594	14,260	36,229	33,210

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of September 30, 2016 and 2015, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for Management or other employees.

12. Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company’s added value resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

GLAI

a)  Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that the beneficiary maintains its employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the BM&FBOVESPA.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Average exercise price (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2007	12/31/2006	113,379	13,279	65.85	46.61	46.54%	0.98%	13.19%	0.1
2008	12/20/2007	190,296	33,466	45.46	29.27	40.95%	0.86%	11.18%	1.1
2009 (a)	02/04/2009	1,142,473	187,500	10.52	8.53	76.91%	-	12.66%	2.2
2010 (b)	02/02/2010	2,774,640	977,978	20.65	16.81	77.95%	2.73%	8.65%	3.2
2011 (c)	12/20/2010	2,722,444	935,606	27.83	16.07	44.55%	0.47%	10.25%	4.1
2012 (d)	10/19/2012	778,912	495,101	12.81	5.32	52.25%	2.26%	9.00%	6.0
2013 (e)	05/13/2013	802,296	553,053	12.76	6.54	46.91%	2.00%	7.50%	6.6
2014 (f)	08/12/2014	653,130	472,659	11.31	7.98	52.66%	3.27%	11.00%	7.8
2015 (g)	08/11/2015	1,930,844	1,409,828	9.35	3.37	55.57%	5.06%	13.25%	8.8
2016 (h)	06/30/2016	5,742,732	4,534,416	2.62	1.24	98.20%	6.59%	14.25%	9.7
		16,851,146	9,612,886	9.82					7.7

a)    In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

b)    In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

c)    The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

d)    The fair value is calculated by the average value from R$6.04 R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

e)    The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

f)     The fair value is calculated by the average value from R$8.20 R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

g)    The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

h)    On July 27, 2016 an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value is calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

Total stock options vested:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	5,359,460	16.35
Options granted	5,742,732	2.62
Options cancelled and adjustments in estimated prescribed rights	(1,489,306)	5.55
Options outstanding as of September 30, 2016	9,612,886	9.82

Number of options exercisable:
As of December 31, 2015	4,079,448	18.43
As of September 30, 2016	5,527,944	14.89

b)  Restricted shares plan

Restricted shares plan
Option year	Date of Board Meeting	Total shares granted	Shares outstanding	Average fair value at grant date (in Reais)
2014	08/13/2014	804,073	526,785	11.31
2015	04/30/2015	1,207,037	898,825	9.35
2016	06/30/2016	4,121,543	3,284,115	2.62
		6,132,653	4,709,725

Total transfers of restricted shares:

Total restricted shares
Restricted shares granted by December 31, 2015	2,009,193
Options granted	4,121,543
Restricted shares transferred	(597,627)
Restricted shares cancelled and adjustments in estimated expired rights	(823,384)
Vested shares as of September 30, 2016	4,709,725

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Smiles

Stock options plan

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Length of the option (in years)
2013	08/08/2013	1,058,043	65,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	429,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043	494,053	30.02

(a)   Average fair value in Brazilian Reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)   Average fair value In Brazilian Reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

Changes in stock options are as follows:

	Total stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	786,918	29.59
Options exercised	(292,865)	11.49
Options outstanding as of September 30, 2016	494,053	30.02

For the nine-month period ended September 30, 2016, the Company recorded in equity a result from share-based payments of R$9,526 (R$10,262 in the nine-month period ended September 30, 2015) for the plans presented above, recognized in the personnel cost item, against income for the period.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

13. Investments

Investments in the GAC, Gol Finance and Gol LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles, GOL and Gol Dominicana are treated as investments in the GLAI parent company.

The balance of investments in the consolidated figures reflects the 25.4% share of the capital of Netpoints Fidelidade S.A. held by the Smiles subsidiary, together with the investment in SCP Trip held by the GOL subsidiary, both recognized by the equity equivalence method.

Investments for the nine-month period ended September 30, 2016:

	Parent Company				Consolidated
	Gol Dominicana	GOL	Smiles	Total	Trip	Netpoints (d)	Total

Relevant information of the investees as of
September 30, 2016
Total number of shares	-	4,619,138,156	123,615,952	-	-	130,492,408	-
Capital stock	9,376	3,911,083	181,641	-	1,318	75,351	-
Interest	100.0%	100.0%	53.9%	-	60.0%	25.4%	-
Total equity	-	(2.936.835)	593,409	-	2,391	(11,159)	-
Unrealized profits (a)	-	-	(58,884)	-	-	-	-
Goodwill on investments	-	-	-	-	-	15,184	-
Adjusted equity (b)	-	(2.936.835)	260,663	-	1,432	12,355	-
Net income (loss) for the period	8	(195,052)	386,662	-	1.073	(25,218)	-
Unrealized profits in the period (a)	-	-	(8.186)	-	-	-	-
Adjusted net income for the period	8	(195,052)	200,323	-	644	(5,359)	-

Changes in investments:
Balances as of December 31, 2015	(1,115)	(2,985,687)	213,219	(2,773,583)	2,781	15,643	18,424
Equity results	8	(195,052)	200,323	5,279	644	(5,359)	(4,715)
Foreign exchange from subsidiaries abroad	1,107	-	-	1,107	-	-	-
Unrealized gains (losses) on hedges	-	69,231	-	69,231	-	-	-
Losses from the sale of corporate interest	-	-	2,829	2,829	-	-	-
Capital increase	-	-	-	-	-	3,439	3,439
Advances for future capital increase	-	191,586	-	191,586	-	-	-
Effects of changes in corporate interest	-	-	-	-	-	(1,368)	(1,368)
Dividends	-	-	(155,708)	(155,708)	(1,993)	-	(1,993)
Amortization of losses on sale-leaseback transactions (c)	-	(4,964)	-	(4,964)	-	-	-
Balances as of September 30, 2016	-	(2,924,886)	260,663	(2,664,223)	1,432	12,355	13,787

(a)     Corresponds to transactions involving revenue from mileage redemption for airline tickets by participants in the Smiles Program which, for the purposes of consolidated statements are only accrued when program participants are actually transported by GOL.

(b)    Adjusted shareholders' equity corresponds to the percentage share of total shareholders' equity net of unrealized profits.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary GOL. Accordingly, as of September 30, 2016, the net balance to be deferred is essentially part of the net investment of the Parent Company in GOL. The net balance to be deferred as of September 30, 2016 was R$11.949 (R$16.913 as of December 31, 2015).

(d)    On September, 2016, the  Board of Directors of Smiles approved the subscription of the capital increase of its associate Netpoints through the issue of 20,230,201 new shares. Accordingly, the interest in Netpoints from Smiles increased from 21.3% to 25.4%.

14. Earnings per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Basic earnings per share are calculated by dividing the period's net income attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares, namely stock options, as described in Note 12. For the nine-month period ended September 30, 2016, since these options are for amounts below the average year-to-date market price (out of money), these instruments issued by the parent company have no dilutive effect and therefore are not included in the total quantity of outstanding shares. For the three-month period ended September 30, 2016, the Company recorded a dilutive effect for the stock options plan granted on June 30, 2016, since the average stock price on that date was above the stock price (in the money); however, given the reported loss, these shares are not included in the total quantity of outstanding shares.

	Parent Company and Consolidated
	Three-month period ended
	09/30/2016		09/30/2015
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to equity holders of the parent company	(368)	(517)	(1,045,932)	(1,132,881)

Denominator
Weighted average number of outstanding shares (in thousands) *	5,035,037	202,443	5,035,037	155,817
Adjusted weighted average number of outstanding shares and diluted conversions summarized (in thousands)*	5,035,037	202,443	5,035,037	155,817

Basic earnings (losses) per share - R$ (b)	(0.000)	(0.003)	(0.208)	(7.271)
Diluted earnings (losses) per share - R$ (b)	(0.000)	(0.003)	(0.208)	(7.272)

	Parent Company and Consolidated
	Nine-month period ended
	09/30/2016		09/30/2015
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to equity holders of the parent company	396,766	557,630	(1,641,062)	(1,638,218)

Denominator
Weighted average number of outstanding shares (in thousands) *	5,035,037	202,184	5,035,037	143,609
Adjusted weighted average number of outstanding shares and diluted conversions summarized (in thousands)*	5,035,037	202,184	5,035,037	143,609

Basic earnings (losses) per share - R$ (b)	0.079	2.758	(0.326)	(11.407)
Diluted earnings (losses) per share - R$ (b)	0.079	2.758	(0.326)	(11.408)

(*) The weighted average considers the split of one common share for 35 common shares approved at the Extraordinary Shareholders’ Meeting held on March 23, 2015. The earnings per share presented herein reflects the economic rights of each class of shares.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

15. Property, plant and equipment

Parent Company

The balance corresponding to payment in advance for aircraft purchase refers to prepayments made based on contracts with Boeing Company to purchase 737-MAX aircraft for the amount of R$25,244 (R$555,519 as of December 31, 2015) and the right on the residual value of the aircraft in the amount of R$323,013 (R$427,300 as of December 31, 2015), both realized by the GAC subsidiary.

Consolidated

	09/30/2016				12/31/2015
	Weighted annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft held under finance leases (a)	5.5%	2,150,260	(723,723)	1,426,537	2,081,973
Sets of replacement parts and spare engines	5.5%	1,228,206	(432,063)	796,143	823,875
Aircraft reconfigurations/overhauling	14.0%	1,325,936	(825,614)	500,322	611,068
Aircraft and safety equipment	20.0%	874	(389)	485	723
Tools	10.0%	29,372	(15,464)	13,908	12,834
		4,734,648	(1,997,253)	2,737,395	3,530,473

Impairment losses (b)	-	(28,549)	-	(28,549)	(28,904)
		4,706,099	(1,997,253)	2,708,846	3,501,569

Property, plant and equipment in use
Vehicles	20.0%	11,115	(9,332)	1,783	1,825
Machinery and equipment	10.0%	57,161	(34,142)	23,019	24,298
Furniture and fixtures	10.0%	24,625	(15,822)	8,803	7,852
Computers and peripherals	20.0%	40,732	(33,029)	7,703	9,364
Communication equipment	10.0%	2,652	(1,782)	870	865
Facilities	10.0%	4,216	(3,870)	346	445
Maintenance center - Confins	10.0%	107,127	(66,237)	40,890	49,779
Leasehold improvements	20.0%	59,518	(49,971)	9,547	14,752
Construction in progress	-	25,349	-	25,349	22,022
		332,495	(214,185)	118,310	131,202
		5,038,594	(2,211,438)	2,827,156	3,632,771

Advances for aircraft acquisition	-	147,422	-	147,422	623,843

		5,186,016	(2,211,438)	2,974,578	4,256,614

(a)    The Company changed lessors for 6 agreements classified as financial lease agreements in the nine-month period ended September 30, 2016 through sale-leaseback transactions. Although the Company will continue to have these aircraft in its fleet, factors such as exchanging lessors, new contractual terms and particularly shorter contractual durations characterize these agreements as new contracts under IAS17 and CPC06 criteria. As of February 11, 2016, therefore, these aircraft have been classified as operating leases and the related payments are now recognized under Costs as "aircraft leases". In addition, the Company terminated an agreement for 4 aircraft early and did not enter into any other types of agreement.

(b)   Refers to provisions for impairment losses made by the Company in order to present its assets according to their actual capacity for generating economic benefits.

During the nine-month period ended September 30, 2016, the Company reviewed the useful life of its assets and made the following changes in depreciation rates:

	From	To
Property, plant and equipment under finance lease	4.0%	5.5%
Sets of replacement parts and spare engines	4.0%	5.5%
Aircraft reconfigurations/overhauling	30.0%	14.0%

These adjustments are supported by technical analyses and their purpose is to reflect the Company's current outlook for the use of its assets.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for aircraft acquisition	Others	Total
As of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	157,192	106,502	20,924	284,618
Disposals	(597,136)	(69,721)	(582,923)	(12,356)	(1,262,136)
Depreciation	(58,300)	(224,758)	-	(21,460)	(304,518)
As of September 30, 2016	1,426,537	1,282,309	147,422	118,310	2,974,578

16. Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	48,446	48,446
Disposals	-	-	(781)	(781)
Amortization	-	-	(21,240)	(21,240)
Balances as of September 30, 2016	542,302	1,038,900	159,828	1,741,030

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

17. Short and long-term debt

	Maturity of the contract	Interest rate	Parent Company		Consolidated
			09/30/2016	12/31/2015	09/30/2016	12/31/2015
Short-term debt
In local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	-	3,111
Debentures VI (b)	Sep, 2019	132% of DI	-	-	-	125,194
Safra (c)	May, 2018	128% of DI	-	-	9,690	33,571
Safra working capital (d)	Mar, 2016	111% of DI	-	-	-	116,035
Interest	-	-	-	-	1,827	22,026
In foreign currency (US$):
J.P. Morgan (e)	Mar, 2018	1.09% p.a.	-	-	42,050	72,141
Finimp (f)	Feb, 2017	3.92% p.a.	-	-	173,735	389,275
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	17,174	20,920
Senior Bonds I (h)	Apr, 2017	7.63% p.a.	181,696	-	181,696	-
Interest	-	-	45,903	127,598	48,067	126,462
			227,599	127,598	474,239	908,735
Finance leases	Jul, 2025	4.33% p.a.	-	-	268,323	487,888
Total short-term debt			227,599	127,598	742,562	1,396,623

Long-term debt
In local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	-	1,813
Debentures VI (b)	Sep, 2019	132% of DI	-	-	1,003,445	925,623
Safra (c)	May, 2018	128% of DI	-	-	9,794	49,562
In foreign currency (US$):
J.P. Morgan (e)	Mar, 2018	1.09% p.a.	-	-	21,770	64,744
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	163,849	212,758
Senior Bonds I (h)	Apr, 2017	7.63% p.a.	-	322,407	-	322,407
Senior Bonds II (i)	Jul, 2020	9.65% p.a.	366,334	617,376	366,334	617,376
Senior Bonds III (j)	Feb, 2023	9.25% p.a.	67,784	137,379	67,784	128,195
Senior Bonds IV (k)	Jan, 2022	11.30% p.a.	885,420	1,251,902	885,420	1,251,902
Senior Bonds V (l)	Dec, 2018	9.50% p.a.	42,248	-	42,248	-
Senior Bonds VI (m)	Dec, 2021	9.50% p.a.	119,891	-	119,891	-
Senior Bonds VII (n)	Dec, 2028	9.50% p.a.	52,338	-	52,338	-
Perpetual Bonds (o)	-	8.75% p.a.	496,503	780,961	424,652	698,959
Term Loan (p)	Aug, 2020	6.70% p.a.	938,037	1,128,757	938,037	1,128,757
			2,968,555	4,238,782	4,095,562	5,402,096
Finance leases	Jul, 2025	4.33% p.a.	-	-	1,507,671	2,506,207
Total long-term debt			2,968,555	4,238,782	5,603,233	7,908,303
Total			3,196,154	4,366,380	6,345,795	9,304,926

(a)   Credit line obtained on June 27, 2012 for the expansion of the Aircraft Maintenance Center (“CMA"). As of April 15, 2016, the subsidiary GOL fully settled this amount in advance.

(b)   105,000 debentures issued by the GOL subsidiary on September 30, 2015 for early lump-sum repayment of Debentures IV and V.

(c)   Credit line obtained by Webjet.

(d)   Working capital issued by the GOL subsidiary on June 30, 2015.

(e)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 11.4.

(f)    Credit line with Banco do Brasil used to finance imports of spare parts and aircraft equipment.

(g)   Credit line raised on September 30, 2014 with Credit Agricole.

(h)   Issuance of Senior Bonds series I by Gol Finance on March 22, 2007, which was used to prepay aircraft purchases.

(i)    Issuance of Senior Bonds series II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(j)    Issuance of Senior Bonds series III by GOL on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(k)   Issuance of Senior Bonds series IV by Gol LuxCo on September 24, 2014 in order to finance partial buyback of Senior Bonds I, II and III.

(l)    Issuance of Senior Bonds series V by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(m)  Issuance of Senior Bonds series VI by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(n)   Issuance of Senior Bonds series VII by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(o)   Issuance of Perpetual Bonds by Gol Finance on April 5, 2006 to repay bank loans and purchase aircraft.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

(p)   Term Loan issued by Gol LuxCo on August 31, 2015 for aircraft purchases and bank loan repayment, with backstop guarantee from Delta Airlines. For further information, see Note 11.5.

Total loans and financing includes funding costs of R$103,294 (R$106,450 as of December 31, 2015) which will be repaid over the term of the related loans and financing.

The maturities of long-term debt, except long-term financial lease agreements, as of September 30, 2016 are as follows:

	2017	2018	2019	2020	2020 onwards	Without maturity date	Total
Parent Company
In foreign currency (US$):
Senior Bonds II	-	-	-	366,334	-	-	366,334
Senior Bonds III	-	-	-	-	67,784	-	67,784
Senior Bonds IV	-	-	-	-	885,420	-	885,420
Senior Bonds V	-	42,248	-	-	-	-	42,248
Senior Bonds VI	-	-	-	-	119,891	-	119,891
Senior Bonds VII	-	-	-	-	52,338	-	52,338
Perpetual Bonds	-	-	-	-	-	496,503	496,503
Term Loan	-	-	-	938,037	-	-	938,037
Total	-	42,248	-	1,304,371	1,125,433	486,982	2,968,555

Consolidated
In local currency:
Debentures VI	-	400,000	603,445	-	-	-	1,003,445
Safra	5,000	4,794	-	-	-	-	9,794
In foreign currency (US$):
J.P. Morgan	10,966	10,804	-	-	-	-	21,770
Engine Facility (Cacib)	4,341	17,363	17,363	17,363	107,419	-	163,849
Senior Bonds II	-	-	-	366,334	-	-	366,334
Senior Bonds III	-	-	-	-	67,784	-	67,784
Senior Bonds IV	-	-	-	-	885,420	-	885,420
Senior Bonds V	-	42,248	-	-	-	-	42,248
Senior Bonds VI	-	-	-	-	119,891	-	119,891
Senior Bonds VII	-	-	-	-	52,338	-	52,338
Perpetual Bonds	-	-	-	-	-	424,652	424,652
Term Loan	-	-	-	938,037	-	-	938,037
Total	20,307	475,209	620,808	1,321,734	1,232,852	424,652	4,095,562

The fair value of senior and perpetual bonds as of September 30, 2016 is as follows:

	Parent Company		Consolidated
	Book value	Market value	Book value	Market value
Senior Bonds	1.715.711	1,179,104	1.715.711	1,179,104
Perpetual Bonds	496.503	312,564	424.652	267,362

Market values for Senior and Perpetual bonds are obtained through current market quotations.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

17.1.  Covenants

On September 30, 2016, long-term debt (excluding perpetual bonds and finance leases) in the total amount of R$3,671 (R$4,703 as of December 31, 2015) involved restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil, with semi-annual measurements. On September 30, 2016, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 6.35 and (ii) debt coverage ratio (ICSD) of at least 1.15. Under the indenture, these indicators must be measured only at the end of the second half of 2016. Accordingly, as of September 30, 2016, the Company was in compliance with the Debenture covenants.

17.2.  New loans and financing during the nine-month period ended September 30, 2016

During the nine-month period ended September 30, 2016, the Company's new funding was as follows:

Import financing (Finimp): through its GOL subsidiary, the Company renegotiated contracts of this type that are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. These renegotiations are shown below:

Original date of funding	Financial institution	Amount funded		Interest rate (p.a.)	New date of Maturity
		(US$)	(R$)
02/03/2016	Banco do Brasil	5,245	18,668	4.45%	01/13/2017
02/22/2016	Banco do Brasil	8,595	30,589	4.19%	02/01/2017
03/03/2016	Banco do Brasil	4,815	17,136	4.20%	02/11/2017
04/28/2016	Banco do Brasil	4,274	13,718	4.23%	04/20/2017
07/01/2016	Banco do Brasil	9,638	31,287	4.56%	07/26/2017
07/21/2016	Banco do Brasil	7,823	25,394	4.67%	07/14/2017
07/22/2016	Banco do Brasil	10,436	33,879	4.66%	07/14/2017

Senior Notes and Perpetual Bonds Exchange Offer: In the nine-month period ended September 30, 2016, the Company carried out private swap offers of Senior Notes maturing in 2017, 2020, 2022, 2023 and Perpetual Bonds in order to restructure debt, as described in Note 1. As a result, subsidiary Gol LuxCo issued new debt with discounts set forth by the offer, reducing the Company’s debt, as shown in the table below:

	Cancelled debt (a)	New issues (b)	Premium paid	Total gains	Payments	Debt reduced
Senior Bond 2017 (i)	27,937	(19,556)	(1,233)	7,148	(6,243)	13,391
Senior Bond 2020 (ii)	41,139	(18,513)	(1,440)	21,186	(3,189)	24,375
Senior Bond 2022 (ii)	46,270	(20,822)	(1,488)	23,960	(3,536)	27,496
Senior 2023 (ii)	14,301	(6,435)	(513)	7,353	(1,104)	8,457
Perpetual Bond (iii)	46,099	(16,135)	(1,949)	28,015	-	28,015
Total in USD	175,746	(81,461)	(6,623)	87,662	(14,072)	101,734

Total in R$	574,971	(266,508)	(21,664)	286,799	(46,034)	332,833

a)      Related to the previous debt amount cancelled on the Exchange Offer.

b)     The new issuances hold the following maturities: (i) Senior Bond on December 20, 2018; (ii) Senior Bond on July 20, 2021; (iii) Senior Bond on December 20, 2028.

c)      The total amount of R$286,799 is related to the net gain from the Exchange Offer.

The new senior bonds have a senior guarantee by the Company, with semi-annual interest payments of 8.50% p.a. and 1% p.a. to be incorporated into the principal amount (PIK), in addition to guarantees of aircraft sets of replacement parts. Costs from the swap offering totaled R$26,230 (US$8,080).

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Other loans and borrowings have not been affected by contractual alterations during the nine-month period ended September 30, 2016.

17.3. Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	Consolidated
	09/30/2016	12/31/2015
2016	131,085	629,340
2017	377,612	559,721
2018	357,990	550,431
2019	325,784	460,848
2020	268,494	328,506
2021 onwards	510,319	863,647
Total minimum lease repayments	1,971,284	3,392,493
Less total interest	(195,290)	(398,398)
Present value of minimum lease payments	1,775,994	2,994,095
Less current portion	(268,323)	(487,888)
Noncurrent portion	1,507,671	2,506,207

The discount rate used to calculate present value of the minimum lease payments was 4.43% as of September 30, 2016 (4.91% as of December 31, 2015). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of September 30, 2016, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$180,728 (R$276,851 as of December 31, 2015) and they have been added to the 'loans and financing’ line item in Noncurrent liabilities.

18.  Taxes payable

	Consolidated
	09/30/2016	12/31/2015
PIS and COFINS	78,969	75,811
ICMS installments	2,166	1,107
Withholding income tax on salaries	20,449	27,606
ICMS	41,953	39,234
Tax on import	3,454	3,467
IRPJ and CSLL payable	22,173	-
Others	6,137	10,786
	175,301	158,011

Current	133,328	118,957
Noncurrent	41,973	39,054

19. Transportation commitments

As of September 30, 2016, the balance of transportation commitments classified in current liabilities was R$1,161,462 (R$1,206,655 as of December 31, 2015) and is represented by 4,787,440 tickets sold and not yet used (4,464,876 as of December 31, 2015) with an average use of 56 days (36 days as of December 31, 2015).

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

20. Mileage program

As of September 30, 2016, the balance of Smiles loyalty program deferred revenue was R$790,510 (R$770,416 as of December 31, 2015) and R$231,906 (R$221,242 as of December 31, 2015) classified in current and noncurrent liabilities, respectively.

21. Provisions

	Consolidated
	Insurance provision	Provisions for return of GOL and Webjet aircraft and engines (a)	Provision for legal proceedings (b)	Total
As of December 31, 2015	742	725,176	144,355	870,273
Additional provisions recognized	-	78,602	126,473	205,075
Utilized provisions (*)	(1)	(88,777)	(101,708)	(190,486)
Foreign exchange variation	-	(119,317)	-	(119,317)
As of September 30, 2016	741	595,684	169,120	765,545

As of December 31, 2015
Current	742	205,966	-	206,708
Noncurrent	-	519,210	144,355	663,565
	742	725,176	144,355	870,273

As of September 30, 2016
Current	741	115,015	-	115,756
Noncurrent	-	480,669	169,120	649,789
	741	595,684	169,120	765,545

(*) Are presented mainly by proceeding payments and, in other cases, reviewed classifications of probable loss to possible or remote loss.

(a)     Provision for aircraft and engines return

Provision for returns considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease contracts. The corresponding debit entry is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of September 30, 2016, the Company and its subsidiaries are parties to 28,479 (8,559 labor and 19,920 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from claims for recognition of the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	18,076	295	18,371
Civil proceedings	1,548	1	1,549
Labor lawsuits	5,636	2,725	8,361
Labor proceedings	196	2	198
	25,456	3,023	28,479

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2016	12/31/2015
Civil	72,870	69,892
Tax	13	170
Labor	96,237	74,293
	169,120	144,355

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by Management and its legal counsel as possible risk of loss, in the estimated amount of R$33,135 for civil claims and R$71,970 for labor claims as of September 30, 2016 (R$22,176 and R$53,764 as of December 31, 2015, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s Management and its legal counsels as being relevant and with possible risk of loss as of September 30, 2016:

•   GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity in the amount of R$50,683 related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GOL on September 25, 2008, 2014 and 2015. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$28,452 as disclosed in Note 6.

•   Tax on Services (ISS), the amount of R$19,217 (R$17,091 as of December 31, 2015) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion and are interpretative, and involve discussions of factual and evidential materials on which there is no final positioning of the Superior Courts.

•   Customs Penalty in the amount of R$43,740 (R$18,283 as of December 31, 2015) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   BSSF goodwill (BSSF Air Holdings), in the amount of R$47,012 (R$45,292 as of December 31, 2015) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   GOL’s goodwill in the amount of R$70,961 (R$65,929 as of December 31, 2015) resulted from an assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   ICMS in the amount of R$21,737 (R$20,384 as of December 31, 2015) from an assessment notice issued for alleged understated (or incomplete declaration) of amounts related to air transportation revenue to the tax authorities of the State of Ceará in 2010 and 2011.

•   Tax on Industrialized Products (IPI): supposedly levied on the importation of aircraft in the amount of R$112,257 (R$101,448 as of December 31, 2015).

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$72,494 (R$58,151 as of December 31, 2015) which added to the lawsuits mentioned above, totaled R$438,101 as of September 30, 2016 (R$364,078 as of December 31, 2015).

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

22. Equity

22.1.  Capital stock

As of September 30, 2016, the Company’s capital stock was R$3,080,110, represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	09/30/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	33.88%	61.28%
Delta Airlines, Inc.	-	16.19%	9.48%	-	16.19%	9.48%
Treasury Shares	-	0.46%	0.27%	-	0.75%	0.44%
Other	-	1.11%	0.65%	-	1.05%	0.61%
Free float	-	48.36%	28.33%	-	48.13%	28.19%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of September 30, 2016 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

22.2.  Dividends

The Company’s by-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with Brazilian Corporation Law (6404/76).

22.3.  Treasury Shares

During the nine-month period ended September 30, 2016, the Company transferred 597,627 restricted shares to its beneficiaries (533,204 restricted shares in the nine-month period ended September 30, 2015).

As of September 30, 2016, the Company had 929,142 treasury shares, totaling R$13,900, with a market value of R$5,789 (1,526,769 treasury shares, totaling R$22,699 in treasury shares, with a market value of R$3,847 as of December 31, 2015).

22.4.  Share-based payments

As of September 30, 2016, the balance of the share-based payments reserve was R$111,010 (R$103,126 as of December 31, 2015).

22.5.  Equity valuation adjustments

The fair value measurement of financial instruments designated as cash flow hedges is recognized in "Equity valuation adjustments", net of tax effects. The balance as of September 30, 2016 corresponds to a loss, net of taxes, of R$109,708 (net loss of R$178,939 as of December 31, 2015) as described in Note 28.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

22.6.  Share issuance costs

As of September 30, 2016, the balance of share issuance costs was R$42,290 for the parent company and R$155,618 for the consolidated (R$41,895 in the parent company and R$155,223 in the consolidated as of December 31, 2015).

23. Revenue

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Passenger transportation	2,166,945	2,275,925	6,529,429	6,524,446
Cargo	79,634	82,166	233,064	232,558
Mileage revenue	161,684	120,010	444,964	298,765
Other revenue (*)	159,394	164,963	482,932	506,182
Gross revenue	2,567,657	2,643,064	7,690,389	7,561,951

Related tax	(166,238)	(153,419)	(487,088)	(436,001)
Net revenue	2,401,419	2,489,645	7,203,301	7,125,950

(*) Of the total amount, R$84,625 and R$263,810 in the three- and nine-month periods ended September 30, 2016, respectively (R$56,451 and R$183,240, respectively, as of September 30, 2015), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenues by geographical location is as follows:

	Consolidated
	Three-month period ended				Nine-month period ended
	09/30/2016%		09/30/2015%		09/30/2016%		09/30/2015%
Domestic	2,066,977	86.1	2,143,211	86.1	6,073,409	84.3	6,317,285	88.7
International	334,442	13.9	346,434	13.9	1,129,892	15.7	808,665	11.3
Net revenue	2,401,419	100.0	2,489,645	100.0	7,203,301	100.0	7,125,950	100.0

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

24. Costs of services provided, selling and administrative expenses

24.1.      Parent Company

	Parent Company
	Three-month period ended				Nine-month period ended
	09/30/2016		09/30/2015		09/30/2016		09/30/2015
	Total	%	Total	%	Total	%	Total	%
Personnel (a)	(842)	(3.3)	(1,068)	24.3	(2,147)	(0.9)	(4,018)	(50.5)
Services provided	1,644	6.4	(2,145)	48.7	(4,185)	(1.7)	(4,260)	(53.6)
Sale-leaseback transactions (b)	22,981	89.6	(1,630)	37.0	235,563	97.5	16,523	207.8
Other operating expenses (c)	1,855	7.3	440	(10.0)	12,398	5.1	(295)	(3.7)
	25,638	100.0	(4,403)	100.0	241,629	100.0	7,950	100.0

24.2.      Consolidated

	Consolidated
	Three-month period ended 9/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(282,860)	(10,064)	(86,948)	-	(379,872)	17.5
Fuels and lubricants	(668,117)	-	-	-	(668,117)	30.8
Aircraft leases	(266,139)	-	-	-	(266,139)	12.3
Aircraft insurance	(8,499)	-	-	-	(8,499)	0.4
Maintenance and repair materials	(104,348)	-	-	-	(104,348)	4.8
Services	(123,985)	(55,367)	(64,351)	-	(243,703)	11.2
Sales and marketing	-	(136,728)	-	-	(136,728)	6.3
Landing and takeoff tariffs	(169,918)	-	-	-	(169,918)	7.8
Depreciation and amortization	(77,201)	-	(23,643)	-	(100,844)	4.7
Sale-leaseback transactions	-	-	-	22,981	22,981	(1.1)
Other, net (c)	(102,463)	(11,300)	(11,820)	13,314	(112,269)	5.3
	(1,803,530)	(213,459)	(186,762)	36,295	(2,167,456)	100.0

	Consolidated
	Three-month period ended 9/30/2015
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(313,951)	(13,928)	(62,923)	-	(390,802)	15.8
Fuels and lubricants	(822,684)	-	-	-	(822,684)	33.2
Aircraft leases	(263,625)	-	(312)	-	(263,937)	10.6
Aircraft insurance	(8,577)	-	-	-	(8,577)	0.3
Maintenance and repair materials	(119,386)	-	(3,012)	-	(122,398)	4.9
Services	(114,550)	(84,206)	(62,275)	-	(261,031)	10.5
Sales and marketing	-	(178,948)	3,910	-	(175,038)	7.1
Landing and takeoff tariffs	(171,489)	-	(23)	-	(171,512)	6.9
Depreciation and amortization	(100,489)	-	(4,253)	-	(104,742)	4.2
Sale-leaseback transactions	-	-	-	(1,630)	(1,630)	0.1
Other, net	(104,250)	(14,296)	(39,163)	-	(157,709)	6.4
	(2,019,001)	(291,378)	(168,051)	(1,630)	(2,480,060)	100.0

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

	Consolidated
	Nine-month period ended 9/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(898,931)	(30,731)	(246,848)	-	(1,176,510)	17.6
Fuels and lubricants	(2,016,678)		-	-	(2,016,678)	30.1
Aircraft leases	(876,529)	-	-	-	(876,529)	13.0
Aircraft insurance	(26,091)	-	-	-	(26,091)	0.4
Maintenance and repair materials	(389,750)	-	-	-	(389,750)	5.8
Services	(406,148)	(186,348)	(200,330)	-	(792,826)	11.8
Sales and marketing	-	(387,478)	-	-	(387,478)	5.8
Landing and takeoff tariffs	(516,699)	-	-	-	(516,699)	7.7
Depreciation and amortization	(302,093)	-	(23,665)	-	(325,758)	4.8
Sale-leaseback transactions, net (b)	-	-	-	235,563	235,563	(3.5)
Other, net (c)	(307,168)	(31,480)	(76,163)	(12,687)	(427,498)	6.5
	(5,740,087)	(636,037)	(547,006)	222,876	(6,700,254)	100.0

	Consolidated
	Nine-month period ended 9/30/2015
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(984,601)	(43,082)	(167,913)	-	(1,195,596)	16.6
Fuels and lubricants	(2,431,047)	-	-	-	(2,431,047)	33.7
Aircraft leases	(722,613)	-	(312)	-	(722,925)	10.0
Aircraft insurance	(21,543)	-	-	-	(21,543)	0.3
Maintenance and repair materials	(393,067)	-	(3,014)	-	(396,081)	5.5
Services	(327,344)	(199,914)	(210,379)	-	(737,637)	10.2
Sales and marketing	-	(449,272)	3,570	-	(445,702)	6.2
Landing and takeoff tariffs	(502,362)	-	(23)	-	(502,385)	7.0
Depreciation and amortization	(267,747)	-	(34,898)	-	(302,645)	4.2
Sale-leaseback transactions (b)	-	-	-	16,523	16,523	(0.2)
Other, net	(324,855)	(40,398)	(106,725)	-	(471,978)	6.5
	(5,975,179)	(732,666)	(519,694)	16,523	(7,211,016)	100.0

(a)   The Company recognizes expenses for the Audit Committee and the Board of Directors in the "Personnel" line item.

(b)   During the nine-month period ended September 30, 2016, the amount of R$240,436 is related to sale-leaseback transactions  fully recognized from 7 aircraft, of which 6 aircraft is related to the negotiation described in Note 15 and 1 aircraft on sale-leaseback transaction, and the amount of R$4,873 is related to deferred net losses from 2006 to 2009 aircraft.

(c)   During the three-month period ended September 30, 2016, the amount includes the gains of R$16,347 related to the early settlement of the lease agreement from 2 aircraft. During the three-month period ended September 30, the amount includes the net losses of R$24,991 related to the early settlement of the lease agreement from 4 aircraft.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

25. Financial income (expenses)

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Financial Income
Income from short-term Investments and investment funds	6,496	1,823	9,397	4,830
Monetary variation	581	635	1,611	1,851
Interest income	-	14	-	50
(-) Taxes on financial income(a)	(147)	(1,659)	(800)	(1,659)
Gains from exchange offer (b)	286,799	-	286,799	-
Other	22,936	6,100	65,086	6,775
	316,665	6,913	362,093	11,847
Financial expenses
Interest on short and long-term debt	(71,829)	(72,483)	(241,651)	(182,639)
Bank charges and expenses	(13,059)	(1,993)	(36,063)	(5,496)
Other	(7,434)	(1,714)	(11,051)	(5,219)
	(92,322)	(76,190)	(288,765)	(193,354)

Exchange rate variation, net	8,809	(634,932)	634,171	(909,465)

Total	233,152	(704,209)	707,499	(1,090,972)

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Financial Income
Income from derivatives	27,126	48,290	72,678	151,672
Income from short-term Investments and investment funds	33,769	50,974	121,706	140,537
Monetary variation	2,883	2,321	8,939	11,716
Interest income	862	2,608	3,464	7,467
(-) Taxes on financial income(a)	(4,886)	(43,519)	(15,576)	(43,519)
Gains from the buyback of securities (b)	286,799	-	286,799	-
Other	5,608	1,205	11,007	3,765
	352,161	61,879	489,017	271,638
Financial expenses
Losses from derivatives	(159,295)	(41,280)	(268,008)	(83,613)
Interest on short and long-term debt	(197,140)	(226,661)	(613,759)	(585,430)
Bank charges and expenses	(21,714)	(20,155)	(85,173)	(38,506)
Monetary variation	(651)	(966)	(2,974)	(3,024)
Other	(38,637)	(34,772)	(88,189)	(104,597)
	(417,437)	(323,834)	(1,058,285)	(815,170)

Exchange rate variation, net	(35,588)	(1,440,615)	1,397,703	(2,009,109)

Total	(100,864)	(1,702,570)	828,435	(2,552,641)

(a)     Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 01, 2015.

(b)    Related to the total amount of the Exchange Offer from Senior Bonds and Perpetual Bond, net of costs from the previous debts of R$11,081.

26. Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to consolidated quarterly information. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles were 46.1% and 45.9% as of September 30, 2016 and 2015, respectively.

The information below presents the summarized financial position related to reportable segments for the nine-month periods ended September 30, 2016 and 2015:

26.1.              Assets and liabilities of the operating segments

	09/30/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,447,205	1,174,667	2,621,872	(673,100)	1,948,772
Noncurrent	6,469,185	703,817	7,173,002	(806,666)	6,366,336
Total assets	7,916,390	1,878,484	9,794,874	(1,479,766)	8,315,108

Liabilities
Current	4,808,266	1,041,934	5,850,200	(1,158,314)	4,691,886
Noncurrent	6,618,003	243,141	6,861,144	(908)	6,860,236
Total equity (deficit)	(3,509,879)	593,409	(2,916,470)	(320,544)	(3,237,014)
Total liabilities and equity (deficit)	7,916,390	1,878,484	9,794,874	(1,479,766)	8,315,108

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717,370	1,447,318	3,164,688	(703,122)	2,461,566
Noncurrent	7,850,454	217,950	8,068,404	(161,573)	7,906,831
Total assets	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Liabilities
Current	5,325,604	954,746	6,280,350	(738,342)	5,542,008
Noncurrent	8,788,682	222,582	9,011,264	137,565	9,148,829
Total equity (deficit)	(4,546,462)	487,940	(4,058,522)	(263,918)	(4,322,440)
Total liabilities and equity (deficit)	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

	09/30/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	6,099,711	-	6,099,711	229,446	6,329,157
Cargo and other (a)	547,280	-	547,280	(6,463)	540,817
Miles revenue (a)	-	1,098,687	1,098,687	(765,360)	333,327
Cost of services provided (b)	(5,625,992)	(565,886)	(6,191,878)	451,791	(5,740,087)
Gross profit	1,020,999	532,801	1,553,800	(90,586)	1,463,214

Operating income (expenses)
Sales expenses	(564,961)	(64,565)	(629,526)	(6,511)	(636,037)
Administrative expenses	(583,552)	(46,473)	(630,025)	83,019	(547,006)
Other operating income(expenses), net	221,902	(1,368)	220,534	2,342	222,876
	(926,611)	(112,406)	(1,039,017)	78,850	(960,167)

Equity results	200,967	(5,359)	195,608	(200,323)	(4,715)

Financial result
Financial Income	452,535	157,963	610,498	(121,481)	489,017
Financial expenses	(1,180,012)	(143)	(1,180,155)	121,870	(1,058,285)
Exchange variation, net	1,390,494	7,212	1,397,706	(3)	1,397,703
	663,017	165,032	828,049	386	828,435

Income (loss) before income and social contribution taxes	958,372	580,068	1,538,440	(211,673)	1,326,767

Deferred income and social contribution taxes	(3,976)	(193,406)	(197,382)	3,162	(194,220)
Net income for the period	954,396	386,662	1,341,058	(208,511)	1,132,547

Income attributable to non-controlling interests	-	178,151	178,151	-	178,151
Income attributable to equity holders of the parent company	954,396	208,511	1,162,907	(208,511)	954,396

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

	09/30/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	6,064,149	-	6,064,149	193,047	6,257,196
Cargo and other (a)	700,923	-	700,923	-	700,923
Miles revenue (a)	-	870,559	870,559	(702,728)	167,831
Cost of services provided (b)	(5,975,179)	(476,178)	(6,451,357)	476,178	(5,975,179)
Gross profit	789,893	394,381	1,184,274	(33,503)	1,150,771

Operating revenues (expenses)
Sales expenses	(640,573)	(61,525)	(702,098)	(30,568)	(732,666)
Administrative expenses	(514,221)	(27,824)	(542,045)	22,351	(519,694)
Other operating income, net	16,523	-	16,523	-	16,523
	(1,138,271)	(89,349)	(1,227,620)	(8,217)	(1,235,837)

Equity results	112,932	(4,311)	108,621	(111,990)	(3,369)

Financial result
Financial Income	242,918	115,864	358,782	(87,144)	271,638
Financial expenses	(887,388)	(14,926)	(902,314)	87,144	(815,170)
Exchange variation, net	(1,997,672)	(11,437)	(2,009,109)	-	(2,009,109)

Income (loss) before income and social contribution taxes	(2,877,588)	390,222	(2,487,366)	(153,710)	(2,641,076)

Deferred income and social contribution taxes	(401,692)	(132,622)	(534,314)	14,184	(520,130)

Net Income (loss) for the period	(3,279,280)	257,600	(3,021,680)	(139,526)	(3,161,206)

Income attributable to non-controlling interests	-	118,074	118,074	-	118,074
Income (loss) attributable to equity holders of the parent company	(3,279,280)	139,526	(3,139,754)	(139,526)	(3,279,280)

(a)   Eliminations are related to transactions between GOL and Smiles.

(b)    Includes depreciation and amortization expenses in the amount of R$325,758 in the nine-month period ended September 30, 2016 allocated to the following segments: R$319,871 for flight transportation and R$5,887 for the Smiles loyalty program (R$300,861  and R$1,784 in the nine-month period ended September 30, 2015, respectively).

In the individual quarterly forms of the subsidiary Smiles, which corresponds to the Loyalty Program segment, and in information provided to the main operational decision makers, revenue is recognized when miles are redeemed by participants. From the perspective of the Smiles loyalty program, this measurement is appropriate since this is when the revenue recognition cycle is complete, and Smiles transfers to GOL the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation of the consolidated assets, liabilities and results, as well as for consolidation and equity accounting purposes, the Company performed, in addition to eliminations, an adjustment to results as yet unrealized in the Smiles Program’s revenues. As a result, from the consolidated perspective, the miles used to redeem airline tickets are only recognized in revenues when passengers are transported by GOL in accordance with accounting practices adopted by the Company.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

27. Commitments

As of September 30, 2016, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimated contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, is R$47,842,310 (corresponding to US$14,737,943 on balance sheet date), classified by period as shown below:

	09/30/2016	12/31/2015
2016	-	1,337,753
2017	-	-
2018	1,780,313	2,141,509
2019	2,906,284	3,495,921
2020	4,453,475	5,357,011
2021 onwards	38,702,238	46,554,279
	47,842,310	58,886,473

As of September 30, 2016, of the above-mentioned commitments, the Company has to pay the amount of R$7,175,682 (corresponding to US$2,210,487 at the balance sheet date) in advance payments for aircraft acquisition, by period, as shown below:

	09/30/2016	12/31/2015
2016	-	6,672
2017	292,790	343,657
2018	827,190	579,313
2019	782,019	789,479
2020	832,161	1,000,993
2021 onwards	4,441,522	4,660,379
	7,175,682	7,380,493

The portion financed by long-term loans with U.S. Ex-Im Bank guarantees for aircraft corresponds to approximately 85% of the aircraft total cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company makes payments for aircraft acquisitions using its own funds, loans, cash provided by operating activities, short-and medium-term credit facilities and supplier financing.

The Company leases its entire fleet of aircraft through the combination of operating and finance lease agreements. As of September 30, 2016, the total fleet consisted of 135 aircraft, 101 of which were operating leases and 34 finance leases, 31 of which with purchase options. During the nine-month period ended September 30, 2016, the Company made the following changes to its operational fleet: i) receipt of 2 operating lease aircraft; ii) return of 7 aircraft, 5 of which classified as operating lease and 2 with finance lease agreements; and iii) sale of 4 aircraft with finance lease agreements.

27.1.              Operating leases

Future payments of non-cancelable operational lease contracts denominated in US dollars are as follows:

	09/30/2016	12/31/2015
2016	241,227	1,270,284
2017	990,783	1,127,820
2018	915,219	1,001,212
2019	853,024	904,590
2020	823,275	854,661
2021 onwards	2,630,149	2,590,465
Total minimum lease repayments	6,453,677	7,749,032

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

27.2.              Sale-leaseback transactions

The Company recorded a net gain of R$235,563 arising from 7 aircraft sale-leaseback transactions (net gain of R$21,396 from four aircraft received in the period ended September 30, 2015). Since gains or losses on sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value of aircraft, these gains were recognized directly in the profit or loss for the period.

28. Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, currency exchange rate and interest rate), credit risk and liquidity risk. These risks may be mitigated through the use of oil market, US dollar and interest-rate swap derivatives, futures and options.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits and monitors controls, including mathematical models used to continuously monitor exposures and potential financial impacts, and also prevents the use of financial instruments for speculative trading.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be hedged depend on the financial risks and costs of hedging and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. Gains or losses arising from these transactions and the application of risk management controls are part of the Committee's monitoring remit and have been satisfactory to the proposed objectives.

The accounting classifications of the Company's consolidated financial instruments on September 30, 2016 and December 31, 2015 are shown below:

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Cash and cash equivalents	17,868	737,343	465,811	334,989
Short-term investments (a)	52,011	227,628	322,477	264,092
Restricted cash	33,508	735,404	256,396	59,324
Rights arising from derivative transactions	4,252	1,766	-	-
Trade Receivables	-	-	680,649	462,620
Deposits (b)	-	-	760,104	690,826
Other credits	-	-	179,233	59,069

Liabilities
Debt	-	-	6,345,795	9,304,926
Suppliers	-	-	812,476	900,682
Obligations arising from derivative transactions	158,404	141,443	-	-

(a)     The Company manages part of its financial investments as 'held for trading' in order to meet its near-term cash needs.

(b)    Excluding judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, obligations or debt issues involving private institutions in which, in any cases of early settlement, there are no substantial alterations in relation to the amounts recognized except amounts related to Perpetual Bonds and Senior Notes as disclosed in Note 17. Fair values are approximately the same as book values due to the short term-maturities of these assets and liabilities.

As of September 30, 2016 and December 31, 2015, the Company did not have financial assets classified as available for sale.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

The Company's derivative financial instruments were recorded in the following line items:

	Fuel	Foreign currency	Interest rate	Total
Assets (Liabilities) as of December 31, 2015 (*)	-	1,766	(141,443)	(139,677)
Fair value variations:
Gains recognized in profit or loss (A)	(1,435)	44,615	304,302	347,482
Losses recognized in other comprehensive income (loss)	-	-	(56,773)	(56,773)
Settlements during the period	3,850	(44,544)	(264,490)	(305,184)
Liabilities as of September 30, 2016 (*)	2,415	1,837	(158,404)	(154,152)

Changes in other comprehensive income	Fuel	Foreign currency	Interest rate	Total
Balances as of December 31, 2015	-	-	(178,939)	(178,939)
Fair value adjustments during the period	-	-	(56,773)	(56,773)
Net reversals to profit or loss (B)	-	-	161,668	161,668
Tax effects	-	-	(35,664)	(35,664)
Balances as of September 30, 2016	-	-	(109,708)	(109,708)

Effects on profit/loss (A-B)	(1,435)	44,615	142,634	185,814

Recognized in operating income	-	-	(9,516)	(9,516)
Recognized in financial income	(1,435)	44,615	152,150	195,330

(*)   Classified as "Rights arising from derivative transactions" if the balance is an asset or "Obligations arising from derivative transactions" if the balance is a liability.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - Financial Instruments - Recognition and Measurement. As of September 30, 2016, the Company used cash flow hedge only for the interest rate. For foreign exchange and fuel derivative agreements, the Company does not use a cash flow hedge structure.

The Company holds hedge margin deposits in guarantee for derivative transactions as per Note 6.

28. a) Market risks

          i.       Fuel risk

Aircraft fuel prices vary due to the volatility of the price of crude oil and its by-products. In order to mitigate any losses from changes in the fuel market, the Company contracts derivative financial instruments referenced mainly to crude oil and, eventually, to their by-products (Heating Oil). The local supplier is also procured for future fuel deliveries at predetermined prices. During the nine-month period ended September 30, 2016, the Company had no outstanding fuel derivatives.

         ii.       Foreign currency risk

Currency risk arises from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The Company contracts derivative financial instruments in US dollars. In the nine-month period ended September 30, 2016, the Company recognized a loss on foreign exchange hedges in the amount of R$44,615 (a gain of R$104,391 in the nine-month period ended September 30, 2015).

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Exposure to exchange rates is summarized below:

	Parent Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Cash, short-term investments and restricted cash	68,615	565,184	349,617	971,986
Trade receivables	-	-	108,089	61,407
Deposits	-	-	760,155	690,827
Rights arising from derivative transactions	-	-	4,252	1,766
Other	30	36	17,132	4,202
Total assets	68,645	565,220	1,239,194	1,730,188

Liabilities
Foreign suppliers	1,447	34	87,394	113,280
Loans and financing	3,196,154	4,366,380	3,545,045	5,033,900
Finance lease payable	-	-	1,776,106	2,994,094
Other leases payable	-	-	982	179,030
Provision for aircraft and engines return	-	-	595,684	725,176
Payables to related companies	-	27,237	-	-
Total liabilities	3,197,601	4,393,651	6,005,211	9,045,480
Currency exposure in Brazilian Reais	3,128,956	3,828,431	4,766,017	7,315,292

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	6,453,677	7,749,032
Future commitments resulting from firm aircraft orders	47,842,310	58,886,473	47,842,310	58,886,473
Total	47,842,310	58,886,473	54,295,987	66,635,505

Total foreign currency exposure R$	50,971,266	62,714,904	59,062,004	73,950,797
Total foreign currency exposure US$	15,701,826	16,060,977	18,194,198	18,938,434
Exchange rate (R$/ US$)	3.2462	3.9048	3.2462	3.9048

        iii.       Interest rate

The Company is exposed to future finance lease transactions including installments to be paid that are exposed to LIBOR variations through the date of aircraft delivery. In order to mitigate these risks, the Company holds swap derivatives based on LIBOR. In the nine-month period ended September 30, 2016, the Company recognized a total gain with interest hedge transactions in the amount of R$142,634 (a loss of R$25,943 in the nine-month period ended September 30, 2015).

As of September 30, 2016, the Company and its subsidiaries hold LIBOR derivatives recorded as hedge accounting.

28. b) Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Trade receivables credit risk consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. Financial assets are realized with counterparties rated investment grade or higher by S&P or Moody's. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

28. c) Liquidity risk

The Company is exposed to two different types of liquidity risk: (i) market liquidity, which varies depending on the types of assets and markets in which assets are traded, and (ii) cash flow liquidity related to difficulties in meeting our contracted operating obligations at the maturity dates. There are uncertainties that affect the Company's solvency and measures to mitigate these uncertainties are shown in Note 1.1. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio.

The schedule of maturity of the Company's consolidated financial liabilities on September 30, 2016 is as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	350,383	392,179	3,628,093	1,975,140	6,345,795
Suppliers	810,248	127	2	2,099	812,476
Obligations arising from derivative transactions	158,404	-	-	-	158,404
As of September 30, 2016	1,319,035	392,306	3,628,095	1,977,239	7,316,675

                  i.        Capital management

The Company uses alternative sources of capital to meet its operational requirements and to ensure that its capital structure takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt, divided by total equity (deficit).

The following table shows the financial leverage ratio as of September 30, 2016 and December 31, 2015:

	Consolidated
	09/30/2016	12/31/2015
Total loans and financing	6,345,795	9,304,926
(-) Cash and cash equivalents	(483,679)	(1,072,332)
(-) Short-term investments	(374,488)	(491,720)
(-) Restricted cash	(289,904)	(735,404)
A - Net debt	5,197,724	7,005,470

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

28. d) Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments traded by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates shown do not necessarily reflect amounts to be stated in the next quarterly reports. The use of different methodologies may have a material effect on estimates.

The tables below show sensitivity analyses for exposure to foreign currency exchange rates, outstanding derivatives positions and interest rate variations as of September 30, 2016 for market risks that management believes are material. The positive amounts shown are net asset exposures (assets greater than liabilities) while negative values shown are net liability exposures (liabilities greater than assets).

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

Parent Company

Currency risk

As of September 30, 2016, the Company has a net foreign exchange exposure of R$3,128,956. On the same date, the Company adopted the R$3.2462/US$ exchange rate corresponding to the month's closing rate announced by the Central Bank of Brazil, as probable scenario, and other scenarios shown as follows:

	Risk	Exposure amount (*)	-50%	-25%	+25%	+50%
			R$1.6231/USD	R$2.4347/USD	R$4.0578/USD	R$4.8693/USD
Liabilities, net	US dollar appreciation	(3,128,956)	(1,564,478)	(2,346,717)	(3,911,195)	(4,693,434)

(*) The Company believes that its liabilities exposed to the US dollar on September 30, 2016 correspond to the probable scenario.

Consolidated

i)       Fuel risk

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices

As of September 30, 2016 the Company and its subsidiaries hold options and Brent contacts.

The gains and losses from the derivative contracts are summarized below:

Amount in	09/30/2016	09/30/2015
Fair value in the end of the period (R$)	2,415	(9,659)

Period ended on	09/30/2016	09/30/2015
Hedge recognized in financial result (R$)	1,435	(20,325)

	4Q16	1Q17	2Q17	3Q17	Total 12M
Percentage of fuel exposure hedged	27%	0%	0%	0%	4%
Amount in barrels (thousand barrels)	197	-	-	-	197
Future rate agreed per barrel (US$) (*)	49,25	-	-	-	49,25
Total in Brazilian Reais (**)	31,495	-	-	-	31,495

(*) Weighted average between call strikes..

(**) The exchange rate: R$3.2462/US$1.00.

ii)      Currency risk

As of September 30, 2016, the Company holds US dollar derivative contracts in the notional amount of US$68,250 maturing through December 2016, and a net foreign exchange exposure of R$4,766,018. On the same date, the Company adopted the R$3.2462/US$ exchange rate corresponding to the month's closing rate announced by the Central Bank of Brazil, as probable scenario, and other scenarios shown as follows:

Instrument	Exposure amount (*)	-50%	-25%	+25%	+50%
		R$1.6231/USD	R$2.4347/USD	R$4.0578/USD	R$4.8693/USD
Liabilities, net	(4,766,018)	2,936,367	1,957,578	(1,174,547)	(978,789)
Derivatives	(158,404)	97,593	65,062	(39,037)	(32,531)
	(4,924,422)	3,033,960	2,022,640	(1,213,584)	(1,011,320)

(*) The Company believes that its liabilities exposed to the US dollar on September 30, 2016 correspond to the probable scenario.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

iii)     Interest-rate risk

As of September 30, 2016, the Company holds financial investments and debt with different types of rates and position in LIBOR derivatives. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2016 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show:

Instrument	Risk	Exposure amount	Possible adverse scenario 25%	Remote adverse scenario 50%
Financial debt net of short-term investments (*)	Increase in the CDI rate	(360,772)	(130,413)	(156,496)
Derivatives	Decrease in the LIBOR rate	(158,404)	(11,648)	(32,247)

(*) Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

Fair value measurement of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements obtained from prices quoted (not adjusted) in identical active or passive markets;

•       Level 2: Fair value measurements obtained through variables other than the price quotes included in Level 1 that are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements obtained by using valuation methods that include the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their respective classifications of valuation methods as of September 30, 2016 and December 31, 2015:

	09/30/2016		12/31/2015
	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	17,868	17,868	737,343	737,343
Short-term investments	52,011	52,011	227,628	227,628
Restricted cash	33,508	33,508	735,404	735,404
Rights arising from derivative transactions	4,252	4,252	1,766	1,766
Obligations arising from derivative transactions	(158,404)	(158,404)	(141,443)	(141,443)

29. Non-cash transactions

Consolidated

In the nine-month period ended September 30, 2016, the Company increased its property and equipment by R$78,602 (R$36,433 in the nine-month period ended September 30, 2015) related to additional provisions for return of aircraft.

In the nine-month period ended September 30, 2016, the subsidiary Smiles acquired the right of use and additional licenses of software used in the operation, totaling R$30,728 in counterpart on “suppliers” line.

Additionally, the Company renegotiated finance lease agreements in the amount of R$549,144, with a counter entry in assets as property and equipment under finance lease.

Notes to the interim financial statements

Period ended September 30, 2016 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

30. Insurance

As of September 30, 2016, insurance coverage, by nature, for the aircraft fleet and in relation to maximum indemnifiable amounts denominated in US dollars is as follows:

Aviation	In Brazilian Reais	In US dollars
Guarantee - hull/war	14,412,128	4,439,692
Civil liability per event/aircraft (*)	2,434,650	750,000
Inventories (local) (*)	454,468	140,000

(*)   Amounts per event and annual aggregate.

Under Law 10744 of October 9, 2003, the Brazilian government will cover any civil-liability expenses to third parties caused by acts of war or terrorism in Brazil or elsewhere up to a total of the equivalent of US$1,000,000,000 in Brazilian Reais as of September 10, 2001, through which GOL may be subject to claims.

31. Subsequent event

As of November 04, 2016 the Company, through its subsidiary GOL, approved the issuance of a new series of Guarantee Notes for engine maintenance financing, with financial guarantee from Ex-Im Bank, in the amount R$33,929 (US$10,456 on the date of approval). The series has maturity of 2 years from the date of issue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.